Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the years ended December 31, 2018 and 2017

February 28, 2019

MD&A

CONTENTS

Introduction	1
Cautionary Note Regarding Forward-Looking Statements	2
Non-GAAP Disclosures	2
Description of Our Business	3
Risks and Uncertainties	5
Business Combinations	5
Overall Performance	9
Three months ended December 31, 2018 Results	19
Segmented Results	23
Selected Consolidated Quarterly Results	31
Capital and Liquidity	32
Outstanding Common Share Data	33
Off-Balance Sheet Arrangements	33
Proposed Transactions	33
Significant Accounting Policies, Including Initial Adoption of Policies and Critical Estimates	33
Disclosure Controls and Procedures	43
Management’s Annual Report on Internal Controls Over Financial Reporting	44
Changes in Internal Control Over Financial Reporting	44

Year ended December 31, 2018

MD&A

Introduction

This Management’s Discussion and Analysis of Quarterhill Inc. (this “MD&A”) is dated February 28, 2019. References in this MD&A to “Quarterhill”, “we”, “us” and “our” refer to Quarterhill Inc. and its consolidated subsidiaries during the periods presented unless the context requires otherwise and references to “Common Shares” in this MD&A refer to common shares in the capital of Quarterhill.

On April 17, 2017, we announced that our Board of Directors (our “Board”) had approved a plan to transform the company into a growth-oriented diversified holding company by acquiring technology businesses that will operate alongside our existing intellectual property licensing company. As part of this transformation, we amalgamated with a number of our subsidiaries and changed our name to Quarterhill Inc. on June 1, 2017 and began trading under the symbol “QTRH” on both the Toronto Stock Exchange (the “TSX”) and the Nasdaq Global Select Market (the “Nasdaq”) on June 5, 2017.

Quarterhill is a Canadian company focused on being a disciplined acquirer and manager of established technology companies with a diverse offering of products and services worldwide. Our strategy is to acquire and operate financially attractive niche technology companies including those that provide vertical market software and solutions servicing large and stable industries and intelligent industrial systems such as technology-enabled companies serving converging industries including transportation.

We are focusing our business on building a consistently profitable company through the acquisition, management and growth of companies in our dedicated technology areas, with an emphasis on seeking out acquisition opportunities that provide a foundation for profitable growth and that have reasonable valuations, recurring revenues, predictable cashflows and margins, intimate customer relationships and dedicated management teams among other considerations.

Unless otherwise indicated, all financial information in this MD&A is reported in thousands of United States dollars, except for share and earnings per share data which is reported in number of shares and U.S. dollars respectively. The tables and charts included in this document form an integral part of this MD&A.

We have prepared this MD&A with reference to National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with Canadian disclosure requirements which may differ from U.S. disclosure requirements. This MD&A provides information for the year ended December 31, 2018 and up to and including February 28, 2019. Additional information filed by us with the Canadian Securities Administrators, including quarterly reports, annual reports and our Annual Information Form for the year ended December 31, 2018 (our “AIF”), is available on-line at www.sedar.com and also on our website at www.Quarterhill.com. Our Form 40-F can be found on the United States Securities and Exchange Commission (“SEC”) EDGAR website at www.sec.gov.

This MD&A should be read in conjunction with Quarterhill’s audited consolidated financial statements and the notes thereto for the years ended December 31, 2018 and December 31, 2017, which have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and SEC regulations for annual financial information as applicable.

Our management is responsible for establishing appropriate information systems, procedures and controls to ensure that all financial information disclosed externally, including in this MD&A, and used internally by us, is complete and reliable. These procedures include the review and approval of our financial statements and associated information, including this MD&A, first by our management’s Disclosure Committee, then by our Board’s Audit Committee (the “Audit Committee”) and, finally, by our Board as a whole.

Year ended December 31, 2018	1

MD&A

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements and forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States and Canadian securities laws, including such statements relating to:

•	assumptions and expectations described in our critical accounting policies and estimates;
•	our expectation regarding the adoption and impact of certain accounting pronouncements;
•	our expectation regarding the growth rates of our subsidiaries’ businesses;
•	our estimates regarding our effective tax rate;
•	our expectations regarding ability to acquire additional businesses to further our growth; and
•	our expectations with respect to the sufficiency of our financial resources.

The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “would”, “intend”, “believe”, “plan”, “continue”, “project”, the negatives of these words or other variations on these words, comparable terms and similar expressions are intended to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information are based on estimates and assumptions made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances.

We provide forward-looking statements and forward-looking information to assist external stakeholders in understanding our management’s expectations and plans relating to the future as of the date of this MD&A and such statements and information may not be appropriate for any other purposes. The forward-looking statements and forward-looking information in this MD&A are made as of the date of this MD&A only. We have no intention and undertake no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Disclosures

Quarterhill has historically used a set of metrics when evaluating our operational and financial performance. We continually monitor, evaluate and update these metrics as required to ensure they provide information considered most useful, in the opinion of our management, to any decision-making based on Quarterhill’s performance. This section defines, quantifies and analyzes the key performance indicators used by our management and referred to elsewhere in this MD&A, which are not recognized under GAAP and have no standardized meaning prescribed by GAAP. These indicators and measures are therefore unlikely to be comparable to similar measures presented by other issuers.

In this MD&A, we use the Non-GAAP term “Adjusted EBITDA” to mean net income (loss) from continuing operations before: (i) income taxes; (ii) finance expense or income; (iii) amortization and impairment of intangibles; (iv) special charges and other one-time items; (v) depreciation of property, plant and equipment; (vi) effects of deleted deferred revenue; (vii) the effects of fair value step up in inventory acquired; (viii) stock-based compensation; (ix) foreign exchange (gain) loss; and (x) equity in earnings and dividends from joint ventures. Adjusted EBITDA is used by our management to assess our normalized cash generated on a consolidated basis and in our operating segments. Adjusted EBITDA is also a performance measure that may be used by investors to analyze the cash generated by Quarterhill and our operating segments. Adjusted EBITDA should not be interpreted as an alternative to net income and cash flows from operations as determined in accordance with GAAP or as a measure of liquidity.

Year ended December 31, 2018	2

MD&A

Description of Our Business

In 2017, Quarterhill began a transition away from a singular reliance on our patent monetization business towards becoming, over time, a disciplined acquirer and manager of established technology companies operating alongside the patent monetization business. To this end, in 2017, we reorganized our corporate affairs to create Quarterhill, transferred and assigned all of our patent monetization assets to a separate Wi-LAN Inc. company (“WiLAN”), acquired each of VIZIYA Corp. (“VIZIYA”) and International Road Dynamics Inc. (“IRD”) and their respective businesses and, effective January 1, 2018, hired Douglas Parker, a seasoned and experienced mergers and acquisitions executive, as our President and Chief Executive Officer to lead our new endeavours.

Today we are continuing this evolution towards our goal of acquiring and operating financially attractive niche technology companies including those in vertical market software and solutions that service large and stable industries and intelligent industrial systems such as technology-enabled companies serving converging industries including transportation.

Strategy

We are focusing our business on the acquisition, management and growth of companies in our dedicated technology areas, with an emphasis on seeking out acquisition opportunities that provide a foundation for profitable growth and that have reasonable valuations, recurring revenues, predictable cashflows and margins, intimate customer relationships and dedicated management teams among other material considerations.

We believe that if we increase the share of our revenue derived from recurring sources such as annual maintenance renewals, subscription revenue, hosted revenue and longer-term consulting engagements, we will also increase our cash flows and revenue stream predictability which we hope will allow us to better scale our operations to ensure that we meet our strategic mandate of operating profitably regardless of the prevailing economic market conditions and grow both organically and through acquisitions.

Our three current existing businesses are fully described in more detail in our AIF. We have determined that we operate in three business segments providing technology licensing, intelligent system and enterprise software solutions as we currently review our operating results, assess our performance, make decisions about resources and generate discrete financial information for each of these segments. We have called these segments Licensing, Intelligent Systems and Enterprise Software.

Licensing Segment

Our Licensing segment focuses on technology licensing as its principal business activity. We have an investment in WiLAN, a leading patent licensing company, based in Ottawa, Canada with offices in Orange County and Carlsbad, California. WiLAN has developed and patented inventions that have proven of great value to third-parties and has a history of acquiring patents that it believes hold great value from other inventors. WiLAN also works with patent inventors and owners to unlock the value trapped in patents that their inventors or owners have been unable to obtain, by developing and licensing their patents while sharing with those inventors and assignees both any revenues generated by these patents and much of the financial risk associated with licensing these patents.

Current patent portfolios held by WiLAN include patents relating to 3D television technologies, automotive headlight assemblies, phased loop semiconductor technology, microcontrollers applicable to safety-critical aerospace, semiconductor manufacturing and packaging technologies, medical, industrial and automotive applications, computer gaming, medical stent technologies, intelligent personal assistant technologies, CMOS image sensors, enhanced image processing, streaming video technologies, building automation, non-volatile Flash memory, other memory technologies, semiconductor clocking technologies, smart meter monitoring, LED lighting technologies and many other technologies.

Year ended December 31, 2018	3

MD&A

WiLAN’s agreements licensing its patents generally take into consideration license rights and releases for past infringement. Related payments may be lump-sum, fixed-price with set payments made over a specified duration or running royalty-based depending on a price per-unit and/or a percentage of product sales or service revenues enjoyed by licensees.

WiLAN’s employees have unique skill sets and proven abilities to conclude license agreements. This is important as the strength of asserted patents is only part of what is needed to derive substantial revenues from them; human expertise in the relevant markets, in patent portfolio development and in patent licensing and litigation are as crucial as strong patents.

Intelligent Systems Segment

Our Intelligent Systems segment includes companies providing systems and services focused on the interconnection of devices for mobile applications. Our first investment in this segment is IRD. Headquartered in Saskatoon, Canada, IRD is one of the world’s leading providers of integrated systems and solutions for the global Intelligent Transportation Systems industry (the “ITS Industry”). The ITS Industry is focused on improving the Intelligent Systems, enhancing the safety, increasing the efficiency and reducing the environmental impact of highway and roadway transportation systems. IRD has a network of direct and independent operations and relationships in strategic geographic regions to identify and pursue ITS opportunities around the world.

IRD’s core strengths are its national and international sales networks and installed base of systems, its intellectual property (trade names, patents, trademarks and other proprietary knowledge) and its ability to utilize a variety of patented and proprietary and original equipment manufacturer technologies, including IRD’s proprietary “Weigh-In-Motion” and vehicle measurement technologies, to detect, classify and weigh vehicles at highway speeds. IRD delivers automated systems for commercial vehicle operations at truck weigh stations, border crossings, highway traffic data collection and highway toll collection systems.

IRD’s customers include government transportation agencies, traffic engineering consultants and operators, city and municipal agencies, concessionaires and industrial, mining and transportation service companies worldwide.

IRD’s revenue is derived from selling integrated transportation systems, services and products. Integrated systems are made up of a combination of proprietary electronics, software technology, “Weigh-In-Motion” and vehicle measurement products and installation and commissioning services. Service contracts are typically multi-year, renewable arrangements for IRD to maintain and service its installed systems and products for its customers. In addition, IRD enters into recurring revenue service contracts under which they own the equipment providing customer services such as delivery of real time and statistical traffic information and truck weigh station bypass services.

Enterprise Software Segment

We consider companies that provide software used in large organizations, whether business or government, that is an essential part of a computer-based information system offering business-oriented tools such as automated maintenance management and online billing tools as operating in the Enterprise Software segment. Our first investment in this segment is VIZIYA based in Hamilton, Canada. VIZIYA creates and licenses enterprise asset management software to help organizations with heavy asset businesses optimize asset performance and “uptime”, which software is designed to be integrated with major computerized maintenance management systems sold by such providers as Oracle Corporation (including Oracle Cloud, E-Business, PeopleSoft and JD Edwards), SAP SE, International Business Machines Corporation, J.D. Edwards World Solution Company and Infor.

Organizations in industries such as oil and gas, mining, manufacturing, pharmaceuticals, food and beverage, power generation, among others, rely heavily on physical plants containing numerous dedicated pieces of equipment, or

Year ended December 31, 2018	4

MD&A

physical assets, to run their respective businesses. To manage these physical assets over their predicted lifetimes, dedicated enterprise asset management software solutions are used by the owners of these physical assets to coordinate every aspect of any such physical asset-intensive organization.

VIZIYA’s software solutions work together with these dedicated enterprise asset management software solutions to optimize the performance and “uptime” of physical assets to help VIZIYA’s customers achieve production targets, control costs and manage safety and compliance through maximum physical asset utilization.

Risks and Uncertainties

Quarterhill and our operating subsidiaries operate in ever-changing business and competitive economic environments that expose us to a number of risks and uncertainties. This MD&A is qualified in its entirety by the risk factors described in our February 28, 2019 AIF. The risks and uncertainties discussed in greater detail under the heading “Risk Factors” in our February 28, 2019 AIF are not, however, the only risks we face. We may also be subject to additional risks and uncertainties that are currently unknown or not currently deemed material to our respective business operations. If any of the risks or uncertainties we and our operating subsidiaries face were to occur, they could materially affect our future operating results and could cause actual events to differ materially from those which we expect or that we have described in our forward-looking statements.

These factors should be considered carefully and readers should not place undue reliance on our forward-looking statements and forward-looking information. Any of the matters described under this “Risks and Uncertainties” section could have a material adverse effect on our businesses, results of operations and financial condition, in which case the trading price of the Common Shares could decline and a holder of Common Shares could lose all or a part of their investment. Please also refer to the “Cautionary Note Regarding Forward-Looking Statements” section of this MD&A.

BUSINESS COMBINATIONS

Quarterhill did not complete any business combinations during the year ended December 31, 2018 and completed three acquisitions during the year ended December 31, 2017.

The year ended December 31, 2018, reflected somewhat of a seller’s market, but we still made good progress assembling our deal team, evolving our target focus and building our M&A ecosystem, which helped to generate strong deal flow and a growing pipeline of opportunities. With the strength and progress at both IRD and VIZIYA in 2018, we are seeing a number of smaller tuck-in opportunities suitable for enhancing those businesses, while also continuing to aggressively pursue other acquisition targets that meet our disciplined financial and operational criteria. Throughout 2019 we will remain focused on cash flow and expenses throughout all our businesses, in order to maintain a strong and sustainable balance sheet capable of supporting both our organic and acquisitive growth opportunities.

Year ended December 31, 2018	5

MD&A

On April 17, 2017, we announced the acquisition of 100% of the issued and outstanding common shares of IRD for aggregate consideration of approximately $47,782. This acquisition closed on June 1, 2017. The recognized amounts of identifiable assets acquired and liabilities assumed, based on their estimated fair values as at May 31, 2017 were as follows:

Acquisition of International Road Dynamics Inc.
Current assets	$21,358
Non-current tangible assets	7,739
Customer related intangible assets	8,100
Licensing related intangible assets	7,400
Brand related intangible assets	5,900
Backlog related intangible assets	1,300
Deferred income tax liabilities	(6,117)
Other liabilities assumed	(13,718)
Total identifiable net assets	31,962
Goodwill	15,820
Net assets acquired	$47,782

Purchase price reconciliation
Cash purchase price	$49,860
Less cash acquired	2,078
Net purchase price	$47,782

Included in identifiable net assets was acquired deferred revenue which represented advance payments from customers related to various revenue contracts. We estimated our obligation related to the deferred revenue using the cost build-up approach which determines fair value by estimating the costs relating to supporting the obligation plus an assumed profit. The sum of the costs and assumed profit approximates, in theory, the amount that we would be required to pay a third-party to assume the obligation. The estimated costs to fulfill the obligation were based on the near-term projected cost structure for various revenue contracts. As a result, we recorded an adjustment to reduce IRD’s carrying value of deferred revenue by $380, which represents our estimate of the fair value of the contractual obligations assumed based on an external valuation. The net deferred revenue included in the liabilities assumed above is $4,802, after the impact of this adjustment. Also included within net tangible assets were certain contract assets which represent revenue earned by IRD on long-term projects for which billings had not yet occurred as of May 31, 2017. As these long-term projects were assumed by Quarterhill, we have been responsible for billing and collecting cash on these projects at the appropriate time, but we will not recognize revenue for these billings. The fair value assigned to these contract assets as of May 31, 2017 was $4,711. The carrying value of inventory was increased by a fair value increment of $642. This “step-up” in inventory value will result in increased cost of revenues until such time as the inventory is fully consumed.

Acquisition-related costs for IRD included in “Special charges” in the consolidated statements of operations for the year ended December 31, 2017 were $901.

Goodwill recorded in connection with the IRD acquisition is primarily attributable to our expected future earnings potential as a result of the enhanced opportunity to expand Quarterhill’s addressable market and drive overall growth. The goodwill recognized in connection with this acquisition has been allocated to our Intelligent Systems segment and was evaluated for impairment (along with the indefinite-lived intangible assets) in the fourth quarter of fiscal 2018.  As a result of the detailed analysis undertaken, we have determined that the goodwill within the Intelligent Systems segment has been impaired at December 31, 2018 and has been written off (see discussion under “Overall Performance” below).

Year ended December 31, 2018	6

MD&A

On May 4, 2017, we announced that we had acquired 100% of the issued and outstanding shares of VIZIYA and its related companies for an aggregate consideration of up to $30,000. In certain circumstances, based on an earn-out formula (discussed below) the aggregate consideration could be greater than $30,000. The recognized amounts of identifiable assets acquired, and liabilities assumed, based on their estimated fair values on May 3, 2017 were as follows:

Acquisition of VIZIYA Corp.
Current assets	$2,955
Non-current tangible assets	305
Customer related intangible assets	5,800
Licensing related intangible assets	10,000
Brand related intangible assets	1,400
Deferred income tax liabilities	(4,796)
Other liabilities assumed	(2,711)
Total identifiable net assets	12,953
Goodwill	12,680
Net assets acquired	$25,633

Purchase price reconciliation
Cash purchase price	$17,675
Less cash acquired	56
Common shares issued	662
Fair value of contingent share consideration	2,650
Fair value of contingent cash consideration	3,800
Shareholder loan repaid	902
Net purchase price	$25,633

Included in net tangible assets was acquired deferred revenue which represented advance payments from customers related to various revenue contracts. We estimated our obligation related to the deferred revenue using the cost build-up approach which determines fair value by estimating the costs related to supporting the obligation plus an assumed profit. The sum of the costs and assumed profit approximates, in theory, the amount that we would be required to pay a third-party to assume the obligation. The estimated costs to fulfill the obligation were based on the near-term projected cost structure for various revenue contracts. As a result, we recorded an adjustment to reduce VIZIYA’s carrying value of deferred revenue by $900, which represents our estimate of the fair value of the contractual obligations assumed based on an independent valuation. The net deferred revenues included in the liabilities assumed above are $1,573, after the impact of this adjustment.

Acquisition-related costs for VIZIYA included in “Special charges” in the consolidated statements of operations for the year ended December 31, 2017 were $781.

In connection with this acquisition, we agreed to pay the former owners of VIZIYA up to an additional $11,850 upon VIZIYA achieving certain Earnings Before Interest, Taxes and Amortization (“EBITA”) targets for the period from April 1, 2017 to July 31, 2019. This amount consists of cash consideration of up to $5,675 and the issuance of up to 3,647,412 additional Common Shares. In addition, if VIZIYA achieves cumulative EBITA during that period exceeding $11,850, then we will pay 50% of that excess as additional contingent consideration to the former owners until that cumulative EBITA reaches $24,000.

The liability associated with the expected payment of the contingent consideration obligation was preliminarily valued at $6,450 at the acquisition date, consisting of $3,800 reflecting the fair value of the contingent cash consideration and

Year ended December 31, 2018	7

MD&A

$2,650 reflecting the fair value of the contingent share consideration. The determination of the fair values of these components was completed with the use of a Monte Carlo simulation model.

We prepared a revised Monte Carlo simulation reflecting actual results for the period from acquisition to December 31, 2017 and new forecasts prepared by the VIZIYA management team as at December 31, 2017. This resulted in a reduction to the estimated fair value of the contingent consideration to $4,474 with the corresponding gain of $1,976 recognized in Special charges during the year ended December 31, 2017.

We have reevaluated the fair value of both contingent consideration elements as at December 31, 2018 based on actual financial results from the date of acquisition plus forecasted results through to July 31, 2019. Based on this assessment, we have lowered the fair value of this contingent consideration payable to $929 with the resulting gain of $3,545 recorded in Special charges. We will continue to reevaluate the fair value of the contingent consideration on a periodic basis which may result in a further increase or decrease in the liability recorded.

Goodwill recorded in connection with the acquisition is primarily attributable to our expected future earnings potential as a result of the enhanced opportunity to expand Quarterhill’s addressable market and drive overall growth. The goodwill recognized in connection with the acquisition has been allocated to the Enterprise Software segment and is evaluated for impairment (along with the indefinite-lived intangible assets) in the fourth quarter of each fiscal year consistent with our existing impairment policy. As at December 31, 2018, we have determined that there is no impairment of goodwill within the Enterprise Software segment (see discussion under “Overall Performance” below).

On July 18, 2017, we acquired 100% of the issued and outstanding common shares of iCOMS Detections S.A. (“iCOMS”), a privately held company providing radar microwave detectors and equipment for the ITS Industry, for aggregate consideration of $1,112. This acquisition is included as a wholly-owned subsidiary of IRD. The recognized amounts of identifiable assets acquired, and liabilities assumed, based on their estimated fair values as at July 18, 2017 were as follows:

Acquisition of ICOMS Detections S.A.
Current assets	$968
Non-current tangible assets	24
Tax asset	563
Customer related intangible assets	254
Licensing related intangible assets	251
Deferred income tax liabilities	(172)
Other liabilities assumed	(1,022)
Total identifiable net assets	866
Goodwill	246
Net assets acquired	$1,112

Purchase price reconciliation
Cash purchase price	$865
Less cash acquired	$72
Shareholder loan	319
Net purchase price	$1,112

Goodwill recorded in connection with the iCOMS acquisition was primarily attributable to our expected future earnings potential as a result of the enhanced opportunity to expand IRD`s addressable market and drive overall growth. The goodwill recognized in connection with this acquisition has been allocated to our Intelligent Systems segment and has been evaluated for impairment (along with the indefinite-lived intangible assets) on a consolidated basis with IRD.

Year ended December 31, 2018	8

MD&A

Overall Performance

The results of operations for the fiscal year ended December 31, 2018 include WiLAN, VIZIYA and IRD and iCOMS results for the entire period. The results for the year ended December 31, 2017 include the results from WiLAN for the full year, VIZIYA for the period from May 4, 2017 to the end of the year, IRD for the period from June 1, 2017 to the end of the year and iCOMS for the period from July 18, 2017 to the end of the year.

Consolidated revenues for the year ended December 31, 2018 were $77,401 as compared to $134,711 in 2017 representing a decrease of $57,310 or approximately 43%. Revenues derived from the WiLAN subsidiary decreased $79,834 or 79% over the prior year and revenues from companies acquired during the year totaled $56,590 for the year representing an increase of $22,524 or approximately 66%.

For the year ended December 31, 2016, we generated revenues from only our WiLAN business of $92,876. For the year ended December 31, 2017, the WiLAN business increased its revenues to $100,645 representing a growth of $7,769 or approximately 8%.

For the year ended	December 31, 2018		December 31, 2017		December 31, 2016
Revenues
Licensing	$20,811	-79%	$100,645	8%	$92,876
Intelligent Systems	45,051	67%	27,023	na	-
Enterprise Software	11,539	64%	7,043	na	-
	77,401	-43%	134,711	45%	92,876

Year ended December 31, 2018	9

MD&A

The components of our revenue are as noted below:

License	License revenues includes all revenues associated with technology licenses, perpetual software licenses and other revenues characterized as one-time licenses.
Systems

Systems revenues includes revenues earned on contracted projects, generally recognized on a percentage completion basis plus proprietary and OEM products sales, which are distributed directly and through a network of distributor/agency relationships. These projects generally result in the delivery of a complete system to the customer.

Services	Services revenues includes revenues generated from the provision of professional services sold on a time and material consulting basis.
Recurring

Recurring revenues represents revenues realized under service and maintenance contracts, software maintenance contracts, hosted “software as a service” applications, revenues from running royalties and data analytics services. The underlying contracts included in this category generally range from one to five years. Recurring revenues are recognized on either a percentage completion basis, time and material basis, or ratably over the duration of the contract, depending on contract terms.

For the 2018 fiscal year: (1) License revenues were $23,544, reflecting $19,069 in technology licenses granted and $4,475 in software licenses (please refer to the “Segmented Results” section of this MD&A); (2) Systems revenues were $29,252; (3) Services revenues were $2,629; and (4) Recurring revenues, on a consolidated basis, were $21,976. We have classified certain of our technology license revenues as recurring given the running royalty nature of these revenues. A key component of our growth strategy is focused on increasing recurring revenues and, for the 2018 fiscal year, this component of revenues increased $8,545 over the previous year or approximately 64%.

Year ended December 31, 2018	10

MD&A

For the year ended	December 31, 2018		December 31, 2017		December 31, 2016
Revenues
Licenses	$23,544	30%	$101,553	75%	$87,765	94%
Systems	29,252	38%	17,641	13%	-	-
Services	2,629	3%	2,086	2%	-	-
Recurring	21,976	28%	13,431	10%	5,111	6%
	77,401	100%	134,711	100%	92,876	100%

Cost of revenues (excluding depreciation and amortization)
License	27,702	36%	29,559	22%	29,868	32%
Systems	18,945	24%	11,880	9%	-	-
Services	1,276	2%	1,091	1%	-	-
Recurring	10,651	14%	6,779	5%	-	-
	58,574	76%	49,309	37%	29,868	32%

Gross margin (excluding depreciation and amortization)	18,827	24%	85,402	63%	63,008	68%

Operating expenses
Depreciation of property, plant and equipment	1,517	2%	1,057	1%	409	0%
Amortization of intangibles	25,633	33%	24,922	19%	34,242	37%
Selling, general and administrative	26,992	35%	19,970	15%	9,386	10%
Research and development	3,571	5%	3,255	2%	-	-
Loss on disposal of intangible assets	-	0%	21,916	16%	-	-
Impairment losses on intangible assets	509	1%	4,350	3%	-	-
Impairment loss on goodwill	16,066	21%	-	-	-	-
Special charges, net	2,991	4%	(294)	0%	-	-

Results from operating activities	(58,452)	-76%	10,226	8%	18,971	20%

Finance income	(959)	-1%	(703)	-1%	(548)	-1%
Finance expenses	220	0%	1,053	1%	-	-
Foreign exchange gain	(192)	0%	(204)	0%	(103)	0%
Other income	(1,134)	-1%	(390)	0%	-	-

(Loss) income before taxes	(56,387)	-73%	10,470	8%	19,622	21%

Current income tax expense	1,078	1%	7,195	5%	5,539	6%
Deferred income tax (recovery) expense	(8,345)	-11%	(6,951)	-5%	3,031	3%
Income tax (recovery) expense	(7,267)	-9%	244	0%	8,570	9%

Net (loss) income	$(49,120)	-63%	$10,226	8%	$11,052	12%

Net (loss) income per share
Basic	$(0.41)		$0.09		$0.09
Fully diluted	$(0.41)		$0.09		$0.09

Weighted average number of common shares
Basic	118,768,278		118,607,569		119,245,581
Fully Diluted	118,768,278		118,615,683		119,245,581

Gross margin, calculated as revenues less cost of revenues (excluding depreciation and amortization), for the year was $18,827 or 24% and reflects the overall gross margin across all our vertical segments. Our WiLAN business generated a gross margin of ($6,728) or (32%) while our IRD business generated a gross margin of $15,457 or 34% and our VIZIYA business generated a gross margin of $10,098 or 88%.

For the 2017 year, our WiLAN business generated a gross margin of $71,167 or 71% which is directly comparable to the

Year ended December 31, 2018	11

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same period in 2016, where we reported gross margin of $63,088 or 68%.

Our cost of revenues includes: (i) for our Licensing segment, all costs of conducting licensing programs including staffing, litigation, patent ownership related costs and contingent litigation and partner payments; (ii) for our Intelligent Systems segment, all costs of delivering on a project including staff costs, inventory consumption costs, subcontractor costs and costs related to any maintenance and warranty work completed; and (iii) for our Enterprise Software segment, all staff costs necessary for the delivery of consulting services.

Our operating expenses at $77,279 for the year include depreciation, amortization of intangible assets, selling, general and administrative costs, research and development costs, impairment losses on intangible assets and impairment loss on goodwill. We have also included special charges within the category of operations expenses.

The operating expenses of WiLAN were $24,593 as compared to $53,706 for the previous year while the operating expenses of Quarterhill were $4,008. For comparative purposes, it is necessary to aggregate the WiLAN and Quarterhill operating expenses for our 2017 fiscal year which were $57,714. On a comparative basis, operating expenses for the same period in 2016 were $44,037. A significant component of the WiLAN operating expenses, both in 2017 and historically in the comparative period, are non-cash charges related to the amortization of intangible assets, losses on disposal of intangible assets and impairment losses on intangible assets. In 2017, these expenses amounted to $46,877 which compares to $34,242 in 2016 (representing an increase of $12,635 or 37%). For fiscal 2018, these expenses amounted to $19,240 representing a reduction of $27,637 or 59%.

During the 2017 year, WiLAN disposed of certain non-core assets which it believed will not have any material impact on its ability to continue to generate revenues from its licensing programs. As a result of these disposals, WiLAN recorded a loss on disposition of $21,916. This business also completed a detailed impairment analysis comparing expected future cash flows, undiscounted, to the current carrying value of its patents on a licensing program basis. This analysis considered a weighted average of expected license revenues to compare to the carrying value of assets assigned to each licensing program; this comparison indicated there was one asset group where the weighted average of expected revenues was less than the carrying value. Accordingly, we recorded an impairment loss of $4,350.

The operating expenses of the companies acquired during 2017 were $47,197 as compared to $17,462 for the 2017 year. Included in the current year is an impairment on goodwill of $16,066. Excluding the impact of this impairment charge, operating expenses of the acquired companies increased approximately 78% to $31,131 as compared to $17,462 for the previous year.

The $16,066 goodwill impairment charge was taken in our Intelligent Systems segment. We test goodwill for impairment annually in the fourth quarter of each year using data as of December 31 of that year.  We elected to skip step 0 and to complete step one under ASC350 by comparing the carrying value of each reporting unit with its fair value.

We determine fair value for each of the reporting units using the market approach, when available and appropriate, or the income approach, or a combination of both. We assess the valuation methodology based upon the relevance and availability of the data at the time we perform the valuation. If multiple valuation methodologies are used, the results are weighted appropriately.

Valuations using the market approach are derived from metrics of publicly traded companies or historically completed transactions of comparable businesses. The selection of comparable businesses is based on the markets in which the reporting units operate giving consideration to risk profiles, size, geography, and diversity of products and services. A market approach is limited to reporting units for which there are publicly traded companies that have characteristics similar to our businesses.

Year ended December 31, 2018	12

MD&A

Under the income approach, fair value is determined based on the present value of estimated future cash flows, discounted at an appropriate risk-adjusted rate. We use our internal forecasts to estimate future cash flows and include an estimate of long-term future growth rates based on our most recent views of the long-term outlook for each business. Actual results may differ from those assumed in these forecasts. We derive our discount rates using a capital asset pricing model and by analyzing published rates for industries relevant to our reporting units to estimate the cost of equity financing. We use discount rates that are commensurate with the risks and uncertainty inherent in the respective businesses and in our internally developed forecasts. Discount rates used in these reporting unit valuations ranged from 14.5% to 25.0%.

Based on the results of this quantitative testing, the fair values of each of the reporting units exceeded their carrying values except for our Intelligent Systems reporting unit.  This reporting unit is the same as our Intelligent Systems segment.

Factors we considered in our assessments include:

•	IRD is a well known and recognized brand on a world-wide basis;
•	IRD has a high level of customer loyalty;
•	IRD’s highly knowledgeable and competent engineering development capabilities in North America and Latin America;
•	competitive electronic screening offerings have resulted in loss of some IRD weigh station business in North America;
•	capital project timing is generally dependent on government funding;
•	IRD’s lack of project sales presence in Europe;
•	IRD’s lack of non-intrusive offerings and lack of expertise in Advanced Traffic Management Systems, in comparison to competitors; and
•	government procurement departments often select the lowest cost alternative instead of the highest quality technology offering.

Accordingly, in the fourth quarter, we recorded a non-cash impairment loss of $16,066 which is included in the caption “Impairment loss on goodwill” in our Consolidated Statements of Operations. The impairment loss included $246 of goodwill initially recorded as a result of the iCOMS acquisition which had been allocated to our Intelligent Systems reporting unit. After the impairment loss, there is no remaining goodwill associated with the Intelligent Systems reporting unit and $25,303 related to our Licensing and Enterprise Software reporting units at December 31, 2018.

Estimating the fair value of reporting units requires the use of estimates and significant judgments that are based on a number of factors including actual operating results. It is reasonably possible that the judgments and estimates described above could change in future periods.

Special Charges

Special charges include costs and recoveries that relate to certain restructuring initiatives that we have undertaken from time to time, acquisition-related costs and recoveries and other charges. A reconciliation of these various components of Special charges is provided in a table below including beginning and ending accruals related to any restructuring activities undertaken during the year.

Fiscal 2018 Restructuring Program

During Fiscal 2018 we began to implement restructuring activities to streamline our operations (collectively referred to as the “Fiscal 2018 Restructuring Program”). The Fiscal 2018 Restructuring Program charges relate to workforce reductions including retiring allowances related to certain individuals and facility consolidations. These charges require us to make certain judgments and estimates regarding the amount and timing of restructuring charges or recoveries. Our estimated liability could change subsequent to its recognition, requiring adjustments to the expense and the liability

Year ended December 31, 2018	13

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recorded. On a quarterly basis, we conduct an evaluation of the related liabilities and expenses and revise our assumptions and estimates as appropriate. As of December 31, 2018, we expect total costs to be incurred in conjunction with the Fiscal 2018 Restructuring Program to be approximately $6,600, of which $6,233 has already been recorded within “Special charges” to date.

Acquisition-Related Costs Including Retention Payments

In connection with the acquisition of VIZIYA, we provided the employees of VIZIYA with a retention plan covering the period from the date of acquisition through to June 30, 2021. Under this plan, assuming all present employees of VIZIYA remain employed through the retention period, we will pay approximately $1,753 in total retention payments. The first payment, amounting to $303, was made in December 2018.

Special charges also include those expenses incurred in the completion of any acquisitions including costs of financial, legal and accounting advisor fees, due diligence advice and other costs that are of a one-time nature. We do not expect these costs to recur unless there are additional acquisition activities undertaken. We do expect to charge any changes in fair value of acquired assets to this expense item if they arise because these non-cash expenses will directly relate to any completed acquisitions. For the 2017 year, we recorded total Special charges of $1,682 of which $901 related to the IRD acquisition and $781 related to the VIZIYA acquisition.

Contingent Consideration Adjustments

The contingent consideration payable relates to share and cash payments which may be made if certain earning targets are met by VIZIYA by July 31, 2019. The fair value estimate for contingent considerations was determined on the acquisition using a Monte Carlo simulation based on the contractual terms of the instruments and risk-neutral valuation framework. Ten thousand Monte Carlo simulations were used for the analysis and the fair value of the payout is the average of these simulation outcomes. On December 31, 2017, we updated our estimate using this same model with the most current information available. The fair value estimate was reduced to $4,474 resulting in a contingent consideration adjustment of $1,976 which was recorded in Special charges. On December 31, 2018, we updated our estimate of contingent consideration payable using actual results for the period from acquisition to December 31, 2018 and management’s estimated performance through to the end of the earning target period. Using these estimates, the contingent consideration payable has been revalued to $929 resulting in a recovery during the year ended December 31, 2018 of $3,545.

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	Licensing	Intelligent Systems	Corporate	Total
Year ended December 31, 2018
Fiscal 2018 Restructuring Program	$2,498	$2,435	$1,300	$6,233
Acquisition related costs including retention payments	-	-	303	303
Contingent consideration fair value adjustment	-	-	(3,545)	(3,545)
Special charges, net	$2,498	$2,435	$(1,942)	$2,991

Year ended December 31, 2017
Acquisition related costs including retention payments	-	-	1,682	1,682
Contingent consideration fair value adjustment			(1,976)	(1,976)
Special charges, net	$-	$-	$(294)	$(294)

Fiscal 2018 Restructuring Program
Restructuring accrual as at January 1, 2018	$-	$-	$-	$-
Workforce reduction	2,392	1,812	-	4,204
Retiring allowances	88	-	1,300	1,388
Facilities costs	-	90	-	90
Asset write-downs	-	342	-	342
Other costs	18	191	-	209
Total accruals and costs	2,498	2,435	1,300	6,233
Less amounts paid during the year	736	2,284	-	3,020
Restructuring accrual as at December 31, 2018	$1,762	$151	$1,300	$3,213

Finance income principally represents interest earned on cash balances held. If we have a much lower average cash balance during the year as compared to previous years, then the expected interest income will be reduced from comparative levels. Finance income was $1.0 as compared to $0.7 for the previous year and $0.5 in 2016. This represents a slight increase over the comparable years as a result of slightly higher average interest rates earned during the year. Finance expense represents interest expense on debt carried within our operating subsidiaries. Each of IRD, iCOMS and VIZIYA have bank debt and, as a result, will have finance expense on a normal basis. For the year ended December 31, 2018, Finance expense was $0.2 as compared to $1.0 for the immediately preceding year. In fiscal 2017, WiLAN recorded $0.9 as a result of interest forgone on a loan receivable. Excluding this item, finance expense increased year over year as a result of increased bank debt positions held, principally at IRD.

We may finance part of our growth through the issuance of long-term debt, when appropriate, which will have a finance expense component. If we arrange for and draw upon such debt, then finance expense can be expected to increase in future periods.

Other income captures all other expenses or income items not otherwise accounted for elsewhere in our consolidated statement of operations. For the year, this income of $1,134 represents IRD’s proportionate share in the profits of its joint venture Xuzhou-PAT Control Technologies Limited (“XPCT”) an ITS Industry products and manufacturing service provider in China (please refer to the “Intelligent Systems segment” section of this MD&A) of $942and a $192 bad debt reversal in VIZIYA.

Income tax expense for the year was a net recovery of $7,267 comprised of $1,078 in current income tax expense and $8,345 in deferred tax recovery. This compares to a net $244 expense, comprised of $7,195 in current income tax expense and $6,951 of deferred income tax recovery.

Year ended December 31, 2018	15

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Reconciliation of current and deferred tax expense by segment:

	For the year ended December 31, 2018			For the year ended December 31, 2017
	Current	Deferred	Total	Current	Deferred	Total	Change
Licensing	1,793	(11,262)	(9,469)	6,461	3,722	10,183	(19,652)
Intelligent Systems	66	(1,731)	(1,665)	276	(1,761)	(1,485)	(180)
Enterprise Software	(782)	(935)	(1,717)	458	(755)	(297)	(1,420)
Corporate	1	5,583	5,584	-	(8,157)	(8,157)	13,741
Total	1,078	(8,345)	(7,267)	7,195	(6,951)	244	(7,511)

Quarterhill, the corporate entity, does not earn any third party revenue; it does, however, charge interest on money borrowed by its subsidiaries and charge a management fee meant to recover its operating costs. This management fee is calculated as a percentage of the net invested capital in each of its subsidiaries. Over time, we believe our subsidiaries will generate sufficient free cash flow to be able to distribute that excess cash to the parent entity which will then use that cash for its continued acquisition program. As a result, over time, each subsidiary can lower its invested capital deployed and lower the related management fee. For the 2018 year, the management fee was determined as 10% of the net invested capital. Consequently, Quarterhill recorded taxable income and utilized its tax attributes in fiscal 2018 and expects to continue to use those attributes in the future.

The creation of Quarterhill in the second quarter of 2017 through a corporate amalgamation and subsequent reorganization resulted in the recovery of certain deferred income tax assets against which we previously carried a valuation allowance. In addition, the acquisitions completed in that year increased certain deferred tax assets and created deferred tax liabilities; acquired intangibles will have amortization for accounting purposes which will not be deductible for income tax purposes thereby giving rise to a deferred tax liability.

We have assigned probabilities to our expected future taxable income based on significant risk factors, sensitivity analysis and timing of non-capital tax losses. The amount of the deferred income tax asset considered realizable could change materially in the near term, based on future taxable income during the carry forward period. The valuation allowance of $15,146 at December 31, 2018 consists of $2,851 in Canada, $10,807 in the U.S. and $1,488 in India and elsewhere.

We reported a net loss of $49,120 or $0.41 per basic and diluted Common Share as compared to a net income for the previous year of $10,226 or $0.09 per basic and diluted Common Share. Our acquired businesses generated net losses during the year of $16,941 which included $22,968 in amortization and impairment on intangible assets as well as $2,435 in restructuring charges expected to yield significant annual cash cost savings. Excluding these charges, the acquired entities would have generated profits of $8,462.

Reconciliation of Net Income (Loss) to Adjusted EBITDA

We consider Adjusted EBITDA, a non-GAAP measure, to be a good indicator of performance for the business as it more accurately captures financial performance in a given period related to the operations of Quarterhill and each of our reporting segments.

For 2018, our Adjusted EBITDA was a loss of $10,637 or $0.11 per basic Common Share. For 2017, we reported Adjusted EBITDA of $64,617 or 48% of consolidated revenues for that year. With the creation of Quarterhill and the adoption of a growth oriented strategy anchored in acquisitions of technology businesses, we began tracking expenses related to the acquisitions. Special charges generally consist of advisor fees, accounting and valuation fees, due diligence related expenses and legal fees, restructuring charges, and other one-time items. Although these expenses may recur as we complete additional acquisitions, they are not fundamental to the actual operations of the business and, therefore, have been excluded in the calculation of Adjusted EBITDA. The remaining adjustments we have made relate to finance

Year ended December 31, 2018	16

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income or expense, depreciation and amortization, stock-based compensation, other acquisition related accounting items and other one-time charges.

From time to time, we acquire businesses in purchase transactions that typically result in the recognition of goodwill and other identifiable intangible assets. Acquired goodwill is not amortized but is subject to impairment testing at least annually and as other events and circumstances dictate. Other identifiable intangible assets are typically subject to amortization and, therefore, will likely increase future expenses. The determination of the value of such intangible assets requires us to make estimates and assumptions. We have ascribed value to identifiable intangible assets other than goodwill in our purchase price allocations including, but not limited to, backlog, brand and customer and technology related intangible assets (please refer to the “Acquisitions” section of this MD&A). To the extent we ascribe value to identifiable intangible assets that have finite lives, we amortize those values over the estimated useful lives of the assets. We amortize customer related intangible assets over a period of seven years and developed software related intangible assets over five years.

Deferred revenue is a key metric of our business because it indicates a level of sales already made that will be recognized as revenue in the future. The companies that we acquired in the second quarter of 2017 had a combined $7,611 in deferred revenue immediately prior to the completion of our acquisition. As required by GAAP, in determining the fair value of the liabilities assumed under purchase accounting, the acquired deferred revenue is to be recorded at fair value to the extent it represents an assumed legal obligation. The estimated fair value of the deferred revenue was determined to be $6,375 resulting in an adjustment reducing the consolidated deferred revenue by $1,236. To evaluate the ordinary course operations of our acquired businesses, we will add back this deleted revenue in the calculation of Adjusted EBITDA.

In determining the fair value of assets acquired, we recorded a step up in the value of inventory acquired in the IRD acquisition to reflect the value that we would have had to pay for that inventory if we had purchased it separately outside of a corporate acquisition. This step up increased inventory by approximately $689 which amount will increase cost of goods sold within our Intelligent Systems segment as that inventory is consumed in the operations. We view this increased cost of goods sold as solely related to the acquisition and not reflective of the underlying economics of the acquired business. Accordingly, we will deduct this amount in the determination of the Adjusted EBITDA to evaluate the normal course operations of our acquired businesses.

Year ended December 31, 2018	17

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Quarterhill Inc.
Reconciliations of GAAP Net (Loss) Income to Adjusted EBITDA

For the year ended December 31,	2018	2017	2016

Net (loss) income	$(49,120)	$10,226	$11,052

Adjusted for:
Income tax (recovery) expense	(7,267)	244	8,570
Foreign exchange gain	(192)	(204)	(103)
Finance expense	220	1,053	-
Finance income	(959)	(703)	(548)
Special charges	2,991	(294)	-
Amortization of intangibles	25,633	24,922	34,242
Loss on disposal of intangible	-	21,916	-
Impairment losses on intangible assets	509	4,350	-
Impairment loss on goodwill	16,066	-	-
Depreciation of property, plant and equipment	1,517	1,057	409
Effect of deleted deferred revenue	314	922	-
Increased costs from inventory step-up	-	689	-
Effect of deleted prepaid expenses	-	(10)	-
Stock based compensation	468	663	217
Dividend from joint venture	317	176	-
Other income	(1,134)	(390)	-
Adjusted EBITDA	$(10,637)	$64,617	$53,839

Adjusted EBITDA for the current year was positively impacted by the acquisitions completed during 2017, having generated $5,804 in incremental Adjusted EBITDA as compared to $3,752 in 2017. Excluding the impact of these acquisitions, we would have generated Adjusted EBITDA of ($16,441) as compared to $60,865 for the 2017 year and $53,839 for the 2016 year (all of which would have been generated by WiLAN). The decrease year over year of $75,254 is largely explained by the decrease in revenues of $79,834 reported by WiLAN for the same period.

	As at December 31,
Selected Balance Sheet Data	2018	2017	2016
Cash and cash equivalents	63,929	81,818	106,553
Short-term investments	1,139	1,236	1,154
Restricted short-term investments	2,200	3,500	-
Total assets	237,412	303,176	282,983
Long-term debt	173	401	-
Dividend declared per common share	C$0.05	C$0.05	C$0.05

Our cash, cash equivalents and short-term investments, inclusive of any restricted amounts, were $67,268 at December 31, 2018 as compared to $86,554 at December 31, 2017 and $107,707 as at December 31, 2016. The overall cash position has decreased $19,286 over the same period last year principally as a result of the use of cash from operations of $8,384, the retirement of patent finance obligations of $4,167 and the payment of dividends totaling $4,605.

Year ended December 31, 2018	18

MD&A

THREE MONTHS ENDED DECEMBER 31, 2018 RESULTS

	For the three months ended, December 31
	2018	2017
Revenues
Licenses	$10,646	$10,083
Systems	9,495	7,815
Services	589	592
Recurring	4,686	4,135
	25,416	22,625

Cost of revenues (excluding depreciation and amortization)
License	7,775	5,853
Systems	5,553	5,242
Services	281	270
Recurring	2,252	2,604
	15,861	13,969
Gross margin (excluding depreciation and amortization)	9,555	8,656

Operating expenses
Depreciation of property, plant and equipment	362	240
Amortization of intangible assets	6,142	6,255
Selling, general and administrative expenses	6,032	6,853
Research and development expenses	877	1,095
Loss on disposal of intangible assets	-	6,726
Impairment losses on intangible assets	509	4,350
Impairment loss on goodwill	16,066	-
Special charges, net	671	(1,806)
	30,659	23,713
Results from operations	(21,104)	(15,057)

Finance income	(437)	(158)
Finance expense	63	69
Foreign exchange (gain) loss	(118)	268
Other expense (income)	19	(90)
Loss before taxes	(20,631)	(15,146)

Current income tax expense	427	312
Deferred income tax recovery	(1,129)	(3,093)
Income tax recovery	(702)	(2,781)
Net loss	$(19,929)	$(12,365)

Net loss per share
Basic and fully diluted	$(0.17)	$(0.10)

Weighted average number of common shares
Basic and fully diluted	118,817,466	118,642,749

Revenues for the three months ended December 31, 2018 were $25,416 as compared to $22,625 for the same period last year representing an increase of $2,791 or approximately 12%. Revenues from the acquired companies during the quarter were $14,793. The remaining revenues of $10,623 were generated by WiLAN compared to $8,427 generated in the same period last year. WiLAN’s revenues consist of license fees that generally have a fixed payment amount, which is mostly paid in their entirety at time of the license grant. Historically, some of these license revenues have been paid over a series

Year ended December 31, 2018	19

MD&A

of fixed amounts.  WiLAN continues to have a portion of its revenues from running royalty arrangements. For the three months ended December 31, 2018, WiLAN recorded running royalty license revenues (included in recurring revenue) of $549 as compared to $375 for the comparable period last year. The remaining revenues are derived from fixed amount license agreements.

With the adoption of ASC 606 (please refer to the section “Significant Accounting Polices” in this MD&A) effective January 1, 2018, all fixed payment patent licenses granted in a period are recorded as revenue when signed even if there is a stream of fixed payments that extend into the future. Previously, WiLAN would have recognized revenues on such license agreements as the amounts became fixed and determinable with no risk of concession. As a result, WiLAN’s revenues, other than running royalties, will be directly related to the license agreements actually signed in the period being reported on. This will have the effect of increasing the volatility of WiLAN’s revenues. We expect our diversification efforts to mitigate a portion of this volatility but there can be no assurances the other acquired businesses will achieve this outcome.

Gross margin, revenues less cost of revenues (excluding depreciation and amortization), for the quarter was $9,555 or 38% and reflects the overall gross margin across all our vertical segments. Comparatively, for the same period last year, we reported gross margin of $8,656 or 38%.

Our cost of revenues includes: (i) for our Licensing segment, all costs of conducting licensing programs including staffing, litigation, patent ownership related costs and contingent litigation and partner payments; (ii) for our Intelligent Systems segment, all costs of delivering on a project including staff costs, inventory consumption costs, subcontractor costs and costs related to any maintenance and warranty work completed; and (iii) for our Enterprise Software segment, all staff costs necessary for the delivery of consulting services. Cost of revenues excludes depreciation and amortization.

Our operating expenses at $30,659 for the quarter include selling, general and administrative costs, research and development costs, depreciation, amortization of intangible assets, impairment on intangible assets and impairment on goodwill. We have also included special charges within the category of operations expenses. On a comparative basis, operating expenses for the same period last year were $23,713.  Selling, general and administrative and research and development expenses totaled $6,909 in the fourth quarter of 2018 as compared to $7,948 for the comparable period last year. These lower operating expenses are principally the result of restructuring efforts undertaken earlier in the year within our Intelligent Systems segment. The year over year increase in total operating expenses results largely from higher overall impairment charges than experienced last year.

Finance income principally represents interest earned on cash balances held. To the extent we have a much lower cash balance at the end of the current quarter as compared to previous quarters, the expected interest income will be reduced from comparative levels. Finance expense represents interest expense on debt carried within our operating subsidiaries. Each of IRD, iCOMS and VIZIYA have bank debt and, as a result, will have finance expense on a normal basis. For the three months ended December 31, 2018, Finance expense was approximately $63 which is comparable to last year.

Other expense for the fourth quarter represents IRD’s proportionate share in the profits of its XPCT joint venture ($58) and the reclassification of approximately $77 in investment tax credits earned in the year to income tax expense whereas they were previously recorded as other income.

Income tax recovery for the fourth quarter was a net $702, comprised of $427 in current income tax expense and $1,129 of deferred income tax recovery.

We reported net loss for the quarter of $19,929 or $0.17 per basic and diluted Common Share as compared to a net loss of $12,365 or $0.10 per basic and diluted Common Share for the same period in 2017, representing a decline of $7,564 year over year. This decline is a result of intangible and goodwill impairment of $509 and $16,066 respectively offset by

Year ended December 31, 2018	20

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lower overall income tax recovery of $2,079 and an increase in revenues of $2,791.

Reconciliation of Adjusted EBITDA to Net (Loss)

We reported Adjusted EBITDA of $3,163 or 12% of revenues for the fourth quarter as compared to $1,484 or 6.6% of revenues for the comparable period last year. The reconciliation between net loss for the quarter and Adjusted EBITDA is as noted below. Our acquired businesses generated $1,812 in Adjusted EBITDA for the quarter.

	For the three months ended, December 31
Adjusted EBITDA	2018	2017

Net loss	$(19,929)	$(12,365)

Adjusted for:
Income tax recovery	(702)	(2,781)
Foreign exchange (gain) loss	(118)	268
Finance expense	63	69
Finance income	(437)	(158)
Special charges, net	671	(1,806)
Amortization of intangibles	6,142	6,255
Loss on disposal of intangibles	-	6,726
Impairment losses on intangible assets	509	4,350
Impairment loss on goodwill	16,066	-
Depreciation of property, plant and equipment	362	240
Effect of deleted deferred revenue	-	281
Increased costs from inventory step-up	-	108
Stock-based compensation	200	211
Dividend from joint venture	317	176
Other expense (income)	19	(90)
Adjusted EBITDA	$3,163	$1,484

On a per basic and diluted Common Share basis, Adjusted EBITDA was $0.02 for the quarter ended December 31, 2018 as compared to $0.01 per basic and diluted Common Share for the comparable period last year. The increase year over year results principally from higher revenues across the entire company.

Year ended December 31, 2018	21

MD&A

	For the three months ended, December 31
Adjusted EBITDA per share	2018	2017

Net loss	$(0.17)	$(0.10)

Adjusted for:
Income tax recovery	(0.01)	(0.02)
Foreign exchange (gain) loss	-	-
Finance expense	-	-
Finance income	-	-
Special charges, net	0.01	(0.02)
Amortization of intangibles	0.05	0.05
Loss on disposal of intangibles	-	0.06
Impairment losses on intangible assets	-	0.04
Impairment loss on goodwill	0.14	-
Depreciation of property, plant and equipment	-	-
Effect of deleted deferred revenue	-	-
Increased costs from inventory step-up	-	-
Stock-based compensation	-	-
Dividend from joint venture	-	-
Other expense (income)	-	-
Adjusted EBITDA per share	$0.02	$0.01

Year ended December 31, 2018	22

MD&A

Segmented Results

Segmented results of operations for the three months and year ended December 31, 2018 as compared to the three months and year ended December 31, 2017 (where applicable) are included in this MD&A. Prior to June 1, 2017 we operated in a single segment, technology licensing (formerly WiLAN). With the creation of Quarterhill and the acquisitions of IRD, iCOMS and VIZIYA, we now consider that we operate in three distinct segments.

	For the three months ended December 31, 2018
	Licensing	Intelligent Systems	Enterprise Software	Corporate	Total
Revenues	$10,623	$12,541	$2,252	$-	$25,416
Cost of revenues (excluding depreciation and amortization)	7,742	7,805	314	-	15,861
	2,881	4,736	1,938	-	9,555
Selling, general and administrative expenses	599	2,753	1,593	1,087	6,032
Research and development expenses	-	429	448	-	877
Depreciation of property, plant and equipment	48	280	30	4	362
Amortization of intangibles	4,434	950	758	-	6,142
Impairment losses on intangibles	509	-	-	-	509
Impairment loss on goodwill	-	16,066	-	-	16,066
Special charges	2,498	115	-	(1,942)	671
Results from operations	(5,207)	(15,857)	(891)	851	(21,104)
Finance income	(33)	(2)	-	(402)	(437)
Finance expense	1	61	1	-	63
Foreign exchange loss (gain)	612	(392)	115	(453)	(118)
Other income	-	(58)	77	-	19
(Loss) income before taxes	(5,787)	(15,466)	(1,084)	1,706	(20,631)
Current income tax expense (recovery)	656	(92)	(137)	-	427
Deferred income tax (recovery) expense	(4,334)	(593)	(186)	3,984	(1,129)
Income tax (recovery) expense	(3,678)	(685)	(323)	3,984	(702)
Net loss	$(2,109)	$(14,781)	$(761)	$(2,278)	$(19,929)

Adjusted EBITDA	2,302	1,901	(89)	(951)	3,163

Other reconciling items:
Stock-based compensation	20	30	14	136	200
Dividends from joint venture	-	317	-	-	317

Year ended December 31, 2018	23

MD&A

	For the three months ended December 31, 2017
	Licensing	Intelligent Systems	Enterprise Software	Corporate	Total
Revenues	$8,427	$10,820	$3,378	$-	$22,625
Cost of revenues (excluding depreciation and amortization)	5,834	7,846	289	-	13,969
	2,593	2,974	3,089	-	8,656
Selling, general and administrative expenses	1,006	2,368	1,529	1,950	6,853
Research and development expenses	-	722	373	-	1,095
Depreciation of property, plant and equipment	78	134	27	1	240
Amortization of intangibles	4,514	984	757	-	6,255
Loss on disposal of intangibles	6,726	-	-	-	6,726
Impairment losses on intangibles	4,350	-	-	-	4,350
Special charges	-	-	-	(1,806)	(1,806)
Results from operations	(14,081)	(1,234)	403	(145)	(15,057)
Finance income	(147)	(2)	-	(9)	(158)
Finance expense	6	59	4	-	69
Foreign exchange loss (gain)	41	134	(1)	94	268
Other income	-	(90)	-	-	(90)
(Loss) income before taxes	(13,981)	(1,335)	400	(230)	(15,146)
Current income tax (recovery) expense	(55)	(57)	424	-	312
Deferred income tax expense (recovery)	11,591	(841)	(270)	(13,573)	(3,093)
Income tax expense (recovery)	11,536	(898)	154	(13,573)	(2,781)
Net (loss) income	$(25,517)	$(437)	$246	$13,343	$(12,365)

Adjusted EBITDA	1,586	351	1,361	(1,814)	1,484

Other reconciling items:
Effect of deleted deferred revenue	-	107	174	-	281
Increased costs from inventory step-up	-	108	-	-	108
Stock-based compensation	(1)	76	-	136	211
Effect of deleted prepaid expense	-	176	-	-	176

Year ended December 31, 2018	24

MD&A

	For the twelve months ended December 31, 2018
	Licensing	Intelligent Systems	Enterprise Software	Corporate	Total
Revenues	$20,811	$45,051	$11,539	$-	$77,401
Cost of revenues (excluding depreciation and amortization)	27,539	29,594	1,441	-	58,574
	(6,728)	15,457	10,098	-	18,827
Selling, general and administrative expenses	2,598	10,250	6,723	7,421	26,992
Research and development expenses	-	2,022	1,549	-	3,571
Depreciation of property, plant and equipment	257	1,129	121	10	1,517
Amortization of intangibles	18,731	3,873	3,029	-	25,633
Impairment losses on intangibles	509	-	-	-	509
Impairment loss on goodwill	-	16,066	-	-	16,066
Special charges	2,498	2,435	-	(1,942)	2,991
Results from operations	(31,321)	(20,318)	(1,324)	(5,489)	(58,452)
Finance income	(36)	(11)	-	(912)	(959)
Finance expense	2	205	11	2	220
Foreign exchange loss (gain)	946	(556)	166	(748)	(192)
Other income	-	(942)	(192)	-	(1,134)
Loss before taxes	(32,233)	(19,014)	(1,309)	(3,831)	(56,387)
Current income tax expense (recovery)	1,793	66	(782)	1	1,078
Deferred income tax (recovery) expense	(11,262)	(1,731)	(935)	5,583	(8,345)
Income tax (recovery) expense	(9,469)	(1,665)	(1,717)	5,584	(7,267)
Net (loss) income	$(22,764)	$(17,349)	$408	$(9,415)	$(49,120)

Adjusted EBITDA	(9,280)	3,793	2,011	(7,161)	(10,637)

Other reconciling items:
Effect of deleted deferred revenue	-	167	147	-	314
Stock-based compensation	46	124	38	260	468
Dividends from joint venture	-	317	-	-	317

Year ended December 31, 2018	25

MD&A

	For the twelve months ended December 31, 2017
	Licensing	Intelligent Systems	Enterprise Software	Corporate	Total
Revenues	$100,645	$27,023	$7,043	$-	$134,711
Cost of revenues (excluding depreciation and amortization)	29,478	18,646	1,185	-	49,309
	71,167	8,377	5,858	-	85,402
Selling, general and administrative expenses	6,490	5,870	3,310	4,300	19,970
Research and development expenses	-	1,883	1,372	-	3,255
Depreciation of property, plant and equipment	339	627	89	2	1,057
Amortization of intangibles	20,611	2,292	2,019	-	24,922
Loss on disposal of intangibles	21,916	-	-	-	21,916
Impairment losses on intangibles	4,350	-	-	-	4,350
Special charges	-	-	-	(294)	(294)
Results from operations	17,461	(2,295)	(932)	(4,008)	10,226
Finance income	(614)	(3)	-	(86)	(703)
Finance expense	932	113	10	(2)	1,053
Foreign exchange (gain) loss	(475)	829	42	(600)	(204)
Other income	-	(390)	-	-	(390)
Income (loss) before taxes	17,618	(2,844)	(984)	(3,320)	10,470
Current income tax expense	6,461	276	458	-	7,195
Deferred income tax expense (recovery)	3,722	(1,761)	(755)	(8,157)	(6,951)
Income tax expense (recovery)	10,183	(1,485)	(297)	(8,157)	244
Net income (loss)	$7,435	$(1,359)	$(687)	$4,837	$10,226

Adjusted EBITDA	64,733	1,868	1,884	(3,868)	64,617

Other reconciling items:
Effect of deleted deferred revenue	-	214	708	-	922
Increased costs from inventory step-up	-	689	-	-	689
Stock-based compensation	56	175	-	432	663
Effect of deleted prepaid expense	-	(10)	-	-	(10)
Dividend from joint venture	-	176	-	-	176

Year ended December 31, 2018	26

MD&A

Licensing segment

Our Licensing segment presently comprises the operations of WiLAN.

Licensing Segment	For the three months ended December 31,		For the twelve months ended December 31,
	2018	2017	2018	2017
Revenues	$10,623	$8,427	$20,811	$100,645
Cost of revenues (excluding depreciation and amortization)	7,742	5,834	27,539	29,478
	2,881	2,593	(6,728)	71,167
Selling, general and administrative expenses	599	1,006	2,598	6,490
Depreciation of property, plant and equipment	48	78	257	339
Amortization of intangibles	4,434	4,514	18,731	20,611
Loss on disposal of intangibles	-	6,726	-	21,916
Impairment losses on intangibles	509	4,350	509	4,350
Impairment loss on goodwill	-	-	-	-
Special charges	2,498	-	2,498	-
Results from operations	(5,207)	(14,081)	(31,321)	17,461
Finance income	(33)	(147)	(36)	(614)
Finance expense	1	6	2	932
Foreign exchange loss (gain)	612	41	946	(475)
(Loss) income before taxes	(5,787)	(13,981)	(32,233)	17,618
Current income tax expense (recovery)	656	(55)	1,793	6,461
Deferred income tax (recovery) expense	(4,334)	11,591	(11,262)	3,722
Income tax (recovery) expense	(3,678)	11,536	(9,469)	10,183
Net (loss) earnings	$(2,109)	$(25,517)	$(22,764)	$7,435

Adjusted EBITDA	$2,302	$1,586	$(9,280)	$64,733

For the three months ended December 31, 2018, revenues were $10,623 as compared to $8,427 for the same period last year. Revenues in this segment are derived from five principal sources: (i) one-time lump sum fees to cover the sale of all licensed products by a particular licensee, subject to certain limitations; (ii) licensing patents on behalf of WiLAN’s partners; (iii) fixed fee royalties consisting of a set quarterly or annual amount for all licensed products sold by licensees; (iv) running royalty agreements pursuant to which licensees pay WiLAN royalties based on either a percentage of the net selling price of licensed products or a fixed fee per licensed product sold; and (v) brokerage which provides the acquirer exclusive rights to the technology.

Cost of revenues (excluding depreciation and amortization) is comprised of patent licensing expenses which includes royalty obligations, cost of patents sold through brokerage activities (if any), employee-related costs and other costs incurred in conducting license negotiations, contingent partner and legal fee payment and other litigation expenses as well as all costs associated with the ownership and management of WiLAN’s patent portfolio. Many of these costs are directly related to the size and breadth of the patent portfolio and, therefore, as WiLAN adds or reduces patents, these costs would be expected to increase or decrease accordingly.

Cost of revenues (excluding depreciation and amortization) for the three months ended December 31, 2018 was $7,742 or 73% of revenues as compared to $5,834 or 69% of revenues for comparable period last year representing a year over year increase of $1,908.

Operating expenses are generally considered selling, general and administration type expenses and include all overheads for WiLAN operations in addition to depreciation, amortization expense and any loss on disposal or impairment losses. For the three months ended December 31, 2018, operating expenses within this segment were $8,088 which included $2,498 in special charges related to a restructuring undertaken in the fourth quarter. Under this restructuring plan, WiLAN is expecting to reduce overall operational costs by approximately $3,500 annually.

Year ended December 31, 2018	27

MD&A

Income tax recovery was $3,678 in the quarter compared to an income tax expense for the same quarter last year of $11,536. The recovery this year largely arises from the loss from operations in the quarter and the charge, for tax purposes, of intercompany interest on monies borrowed from Quarterhill. This compares to last year’s total expense comprised of current tax recovery of $55 and a deferred income tax expense of $11,591. Current income tax expense for all reported periods consisted of foreign taxes withheld on licensing revenues received from licensees in foreign tax jurisdictions for which there is no treaty relief and current income taxes for which there are no carryforwards, partially offset by loss carrybacks generated in 2017. As a result of the corporate transactions undertaken effective June 1, 2017, a number of the tax assets formerly held within our Licensing segment have been absorbed by Quarterhill and accordingly, there was a deferred income tax expense in the fourth quarter. As a result of the allocation of profitability between Quarterhill and WiLAN, there is an additional deferred tax expense within the current quarter for WiLAN which is offset by a significant deferred tax recovery within Quarterhill.

There is a valuation allowance of $10,383 as at December 31, 2018 against deferred tax assets for certain of WiLAN’s Canadian and all of its U.S. subsidiaries. A valuation allowance is established for any portion of deferred tax assets for which management believes it is more likely than not that WiLAN will be unable to utilize the assets to offset future taxes. We expect WiLAN to continue to utilize certain previously recognized Canadian loss carryforwards which will result in deferred income tax expense. Until such time as WiLAN’s licensing programs in certain of its Canadian and U.S. subsidiaries generate sufficient taxable income, we expect to continue to maintain a full valuation allowance against deferred tax assets for these Canadian and U.S. subsidiaries. As a result, we expect the provision for deferred income tax expense to be disproportionately higher when compared to our estimated average annual rate or other operating segments of Quarterhill.

Intelligent Systems segment

Our Intelligent Systems segment consists of IRD’s operations (including iCOMS’ operations as IRD’s wholly-owned subsidiary). For comparative purposes, we owned IRD from June 1, 2017 and iCOMS from July 18, 2017.

Intelligent Systems Segment	For the three months ended December 31,		For the twelve months ended December 31,
	2018	2017	2018	2017
Revenues	$12,541	$10,820	$45,051	$27,023
Cost of revenues (excluding depreciation and amortization)	7,805	7,846	29,594	18,646
	4,736	2,974	15,457	8,377
Selling, general and administrative expenses	2,753	2,368	10,250	5,870
Research and development expenses	429	722	2,022	1,883
Depreciation of property, plant and equipment	280	134	1,129	627
Impairment loss on goodwill	16,066	-	16,066	-
Amortization of intangibles	950	984	3,873	2,292
Special charges	115	-	2,435	-
Results from operations	(15,857)	(1,234)	(20,318)	(2,295)
Finance income	(2)	(2)	(11)	(3)
Finance expense	61	59	205	113
Foreign exchange (gain) loss	(392)	134	(556)	829
Other income	(58)	(90)	(942)	(390)
Loss before taxes	(15,466)	(1,335)	(19,014)	(2,844)
Current income tax (recovery) expense	(92)	(57)	66	276
Deferred income tax recovery	(593)	(841)	(1,731)	(1,761)
Income tax recovery	(685)	(898)	(1,665)	(1,485)
Net loss	$(14,781)	$(437)	$(17,349)	$(1,359)

Adjusted EBITDA	$1,901	$351	$3,793	$1,868

Year ended December 31, 2018	28

MD&A

IRD’s revenue streams are categorized as either Systems or Recurring. Systems revenues is comprised of revenues earned on contracted projects plus proprietary and OEM products sales, which are distributed directly and through its network of distributor/agency relationships. Recurring revenues represent revenue realized under service and maintenance contracts which generally range from one to five year terms.

Segment revenue from Systems for the three and twelve months ended December 31, 2018 was $9,495 and $29,252 respectively, arising from project sales primarily in the United States market. Recurring revenue for the same periods were $3,046 and $15,799 respectively.

Gross margin in the fourth quarter was $4,736 representing approximately 38% of revenues as compared to $2,974 or approximately 27% for the same period last year. For the full fiscal year, gross margin was $15,457 or 34% as compared to $8,377 or 31% for the comparable period last year. Gross margin as a percentage of revenue realized in the fourth quarter and full 2018 year is slightly better than historic levels. Gross margins are subject to significant variance each reporting period due to factors such as changes in product mix, currency volatility and competitive factors.

Operating expenses, consisting of research and development expenses and selling, general and administrative expenses, for the three and twelve months ended December 31, 2018 are generally within expectations; however, they do represent higher business development and research and development costs as further outlined below.

IRD is committed to continual investments in research and development to enhance its current products and advance the availability of new products. For the fiscal 2018 year, net research and development spending levels were 4% of segment revenue as compared to 7% for the comparable period last year.

Selling, general and administrative expenses comprise the operating costs of IRD and its subsidiary businesses in support of its selling, marketing and administrative activities. Costs incurred for the three and twelve months ended December 31, 2018 are within expectations but reflect certain added business development and due diligence costs incurred related to our acquisition of iCOMS.

IRD is exposed to foreign exchange risk primarily relating to sales revenue, operating and capital expenditures, net assets held in foreign currencies, forward exchange contracts and embedded derivative portions of unearned revenue on certain U.S. dollar denominated sales contracts in its Latin America and Mexico markets. IRD has exposure to the U.S. dollar, Indian rupee, Chilean peso, Mexican peso and Chinese yuan as more fully described in the Financial Instruments and Other Risks section below.

For the three and twelve months ended December 31, 2018, IRD recorded foreign exchange gains of $392 and $556 respectively primarily reflecting the increase in the value of the U.S. dollar relative to the Canadian dollar and Chilean peso, which increased the carrying value of U.S. dollar net assets.

IRD partially reduces its exposure to the U.S. dollar foreign exchange volatility relative to the Canadian dollar by maintaining a portion of its bank indebtedness in U.S. funds. In addition, from time to time, IRD enters into forward exchange contracts to sell U.S. dollars to fix its net accounts receivable denominated in this currency. The term of these forward contracts is of a short-term nature with the objective of matching the expected payments from customers. At December 31, 2018, IRD had no forward exchange contracts outstanding.

Foreign exchange translation gains or losses arising on consolidation of IRD’s subsidiaries in Chile, Mexico and Belgium and its joint venture in China are recorded as accumulated other comprehensive income, which is a component of shareholders’ equity.

Finance costs are comprised of interest charges on bank indebtedness and long-term debt. Interest costs will vary from

Year ended December 31, 2018	29

MD&A

month to month depending on the level of bank indebtedness and changes in interest rates.

Other expenses (income) is comprised of sundry non-operating receipts and IRD’s share of income in its joint venture, XPCT, of which IRD owns a 50% joint venture interest. XPCT has two business divisions providing products and services to both the ITS Industry and construction equipment manufacturers. For the three and twelve months ended December 31, 2018, IRD recorded its share of XPCT’s income of $58 and $942 respectively primarily due to continued strong performance in XPCT’s wire harness division.

The effective tax rate can vary from the Canadian statutory tax rate of approximately 26.5% applied to earnings before income taxes because of different rates of tax on foreign income, XPCT net earnings and foreign currency translation gains or losses on consolidation of foreign subsidiaries. As a result, the consolidated effective tax rate is not representative of income tax rates effective in the jurisdictions in which IRD operates.

As at December 31, 2018, IRD has recorded estimated income taxes payable or receivable in each of the Canada, United States and Chile entities based on statutory rates applicable to those jurisdictions, adjusted for non-taxable or non-deductible items and net of applied investment tax credit balances available to offset income taxes otherwise payable in the Canadian corporate entity. No income tax recovery is recorded in IRD’s India subsidiary due to uncertainty that sufficient future earnings will be generated to offset current and prior years’ available tax losses prior to their expiry date.

Enterprise Software segment

Enterprise Software Segment	For the three months ended December 31,		For the twelve months ended December 31,
	2018	2017	2018	2017
Revenues	$2,252	$3,378	$11,539	$7,043
Cost of revenues (excluding depreciation and amortization)	314	289	1,441	1,185
	1,938	3,089	10,098	5,858
Selling, general and administrative expenses	1,593	1,529	6,723	3,310
Research and development expenses	448	373	1,549	1,372
Depreciation of property, plant and equipment	30	27	121	89
Amortization of intangibles	758	757	3,029	2,019
Results from operations	(891)	403	(1,324)	(932)
Finance expense	1	4	11	10
Foreign exchange loss (gain)	115	(1)	166	42
Other expense (income)	77	-	(192)	-
(Loss) income before taxes	(1,084)	400	(1,309)	(984)
Current income tax (recovery) expense	(137)	424	(782)	458
Deferred income tax recovery	(186)	(270)	(935)	(755)
Income tax (recovery) expense	(323)	154	(1,717)	(297)
Net (loss) earnings	$(761)	$246	$408	$(687)

Adjusted EBITDA	$(89)	$1,361	$2,011	$1,884

Our Enterprise Software segment comprises VIZIYA’s operations and for the comparative year only covers the period May 4, 2017 to December 31, 2017.

Revenues recorded in this segment for the fourth quarter and year were $2,252 and $11,539 respectively. For the current quarter, revenues consisted of $457 in software licenses, $589 in services revenues and $1,206 in software maintenance revenues.

VIZIYA’s product sales are generally to asset intensive industries in, among others, the oil and gas, mining and heavy metals industries. These industries have generally been depressed over the past five to eight years which has made them

Year ended December 31, 2018	30

MD&A

more hesitant to make capital investments in new technologies such as those VIZIYA offers. Despite these economic difficulties, VIZIYA has been able to generate new product licenses, incremental services revenues and increased related recurring maintenance revenue streams. VIZIYA is also seeing increased interest from their customers for the provision of their software through a subscription model which, when adopted, may increase recurring revenue streams as we have defined them.

Cost of revenues (excluding depreciation and amortization) principally relates to the Services revenues recorded and consists principally of employee costs for those employed in the provision of professional services. Operating expenses amounting to $2,829 in the quarter as compared to $2,686 in in the prior year consist of research and development expenses of $448 which is principally employee costs and $1,593 in selling, general and administrative costs. For the year ended December 31, 2018, operating expenses of $11,422 included research and development expenses of $1,549, selling, general and administrative expenses of $6,723 and non-cash depreciation and amortization expenses of $3,150.

Amortization of intangibles in the quarter and year, amounting to $758 and $3,029 respectively, relates to the customer, brand and developed software identified intangible assets arising from the acquisition of VIZIYA (please refer to the “Acquisitions” section of this MD&A). We add these expenses back in the determination of the Adjusted EBITDA as they relate solely to the acquisition and would not normally have been incurred in the operation of this software business. Consequently, Adjusted EBITDA is ($89) for the quarter and $2,011 for the year.

selected Consolidated Quarterly Results

	Revenues	Net income (loss)	Net income (loss) per share (Basic)	Adjusted EBITDA *	Adjusted EBITDA per share * (basic)
Quarter ended	$ 000's	$ 000's	$	$ 000's	$
December 31, 2018	25,416	(19,929)	(0.17)	3,163	0.02
September 30, 2018	19,579	(9,281)	(0.08)	(2,512)	(0.03)
June 30, 2018	20,397	(7,865)	(0.07)	(3,951)	(0.04)
March 31, 2018	12,009	(12,045)	(0.10)	(7,337)	(0.06)
December 31, 2017	22,625	(12,365)	(0.10)	1,484	0.01
September 30, 2017	85,897	26,211	0.22	60,560	0.50
June 30, 2017	18,611	3,609	0.03	4,760	0.04
March 31, 2017	7,578	(7,229)	(0.06)	(2,187)	(0.02)
Adjusted EBITDA and the respective per share amounts are non-GAAP measures, please refer to "Non GAAP Disclosures" and "Reconciliation of Adjusted EBITDA" sections of this MD&A

Historically, our quarterly revenues were affected by the amount and timing of fixed payment based licenses, the amount of running royalty based licenses and any new lump sum payment based licenses signed in a quarter. Given these factors, quarterly revenues have fluctuated and have been difficult to predict. As a result of the creation of Quarterhill as a disciplined acquirer and manager of established technology companies with a diverse offering of products and services worldwide, we now report more than a single revenue stream. We believe this diversification may assist in mitigating the variability in our previous quarterly revenues.

Historically, our operating results have fluctuated on a quarterly basis and we expect that quarterly results will continue to fluctuate in the future. Operating results for interim periods should not be relied upon as an indication of the results to be expected or achieved in any future period or any fiscal year as a whole. The risk factors affecting our revenue and results, many of which are outside of our control, include those set out in our AIF.

Year ended December 31, 2018	31

MD&A

Capital and Liquidity

Our cash, cash equivalents and short-term investments, inclusive of any restricted amounts, totaled $67,268 at December 31, 2018 as compared to $86,554 at December 31, 2017 representing a decrease of $19,268 over the same period last year.

At December 31, 2018, we had working capital of $64,052 as compared to $82,674 for the comparative period to cover long-term debt of $173.

Quarterhill has a revolving credit facility available in the amount of CDN$8,000 (or the equivalent in U.S. dollars) for general corporate purposes and a further CDN$2,000 for foreign exchange facility. Amounts advanced under this credit facility are payable on demand and bear interest at the bank’s Canadian prime rate plus 1.0% per annum or U.S. base rate plus 1.0% per annum as may be applicable. Borrowings under this facility are collateralized by a general security agreement over our cash and cash equivalents, receivables and present and future personal property. As at and during the year ended December 31, 2018, we had no borrowings under this facility.

IRD has a credit facility through HSBC Bank Canada (“HSBC”) which may be borrowed against by way of banker’s acceptances at prevailing market rates to a maximum of CDN$9,500 or by way of U.S. dollar advances to a maximum of U.S. $7,600. Borrowings on this facility are restricted to the lesser of $7,600 and the margin total on the following assets in Canada and the U.S., 90% of secured and government accounts receivable less than 120 days and 50% of inventory to a maximum of $2,300. As at December 31, 2018 approximately $5,400 was available to be drawn.

IRD’s credit facility and demand term loans with HSBC are secured by a general security agreement on IRD’s assets held in Canada having a carrying value at December 31, 2018 of $21,366. In addition, IRD’s subsidiaries in the United States, Chile and India have provided corporate guarantees as security.

IRD is subject to covenants on its credit facility and long-term debt with HSBC as follows: current ratio greater than 1.2 to 1 (tested quarterly); debt to tangible net worth less than 2.5 to 1 (tested quarterly); and debt service coverage ratio greater than 1.25 to 1 (tested annually) based on IRD’s financial results. At December 31, 2018, IRD is in compliance with these covenants.

VIZIYA has a credit facility through TD Canada Trust (“TD”) in the form of an operating line of credit in the amount of CDN$500. This facility is secured by a general security agreement over the assets of VIZIYA and a floating charge on VIZIYA’s accounts receivable and is renewed annually. This facility bears interest at TD’s prime rate plus 2.00%, as well as a standby charge for any undrawn funds.

We plan to use our cash resources to fund our operations, provide incremental financing to any of our subsidiaries if needed and to acquire additional businesses. Operating cash flows may vary significantly between periods due to changes in working capital balances. We may also fund our ongoing cash requirements through the use of additional short-term and long-term debt and, if desirable based on market conditions, by selling Common Shares and debt securities to the public.

Year ended December 31, 2018	32

MD&A

The table below lists information with respect to our known contractual obligations at December 31, 2018.

	Payments due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long term debt	$472	$299	$173	$-	$-
Capital lease obligations	-	-	-	-	-
Operating leases	5,059	1,260	2,219	1,580	-
Purchase obligations	-	-	-	-	-
Other long term obligations	-	-	-	-	-
Total contractual obligations	$5,531	$1,559	$2,392	$1,580	$-

Outstanding Common Share Data

We are authorized to issue an unlimited number of Common Shares, 6,350.9 special preferred, redeemable, retractable, non-voting shares and an unlimited number of preferred shares, issuable in series. As at December 31, 2018, there were 118,817,466 Common Shares and no special or preferred shares issued and outstanding. We also maintain the Quarterhill Inc. 2018 Equity Incentive Plan (the “Plan”). Under the Plan, we can issue a maximum of 10% of our issued and outstanding Common Shares from time to time which was, as at December 31, 2018, 11,881,747 Common Shares combined. As at December 31, 2018, we had options granted to purchase up to 6,840,475 Common Shares.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements.

Proposed Transactions

There are no proposed transactions.

significant Accounting Policies, Including Initial Adoption of Policies and Critical Estimates

The significant accounting policies are summarized below:

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the years. Actual results could differ from those estimates. The significant accounting policies contained herein include estimates and assumptions with respect to the determination of fair values of tangible and intangible assets acquired in business combinations, best estimate of stage of completion of contracted projects, identification of distinct performance obligations, in contracts with customers and the related stand alone selling prices, recoverability of financial assets and equity investments, income tax and the recoverability of deferred tax assets, determination of indicators of impairment and related impairment assessments.

Business Combinations

We apply the provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, “Business Combinations”, in the accounting for our acquisitions. This requires us to recognize separately from goodwill the assets acquired and the liabilities assumed at their acquisition date fair values. Goodwill

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as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. While we use our best estimates and assumptions to accurately value assets acquired and liabilities at their fair values, including contingent consideration where applicable, these estimates are inherently uncertain and subject to refinement, particularly since these assumptions and estimates are based in part on historical experience and information obtained from the management of the acquired companies. As a result, during the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill in the period identified.

Furthermore, when valuing certain intangible assets that we have acquired, critical estimates may be made relating to, but not limited to: (i) future expected cash flows from customer relationships, software license sales, support agreements, consulting agreements and other customer contracts, (ii) the acquired entity’s brand and competitive position, as well as assumptions about the period of time that the acquired brand will continue to be used in the combined company’s product portfolio, and (iii) discount rates. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments would be recorded to our consolidated statements of operations, on a cumulative basis, in the period in which the adjustment is determined.

For a given acquisition, we identify certain pre-acquisition contingencies as of the acquisition date and may extend our review and evaluation of these pre-acquisition contingencies throughout the measurement period to obtain sufficient information to assess whether we include these contingencies as a part of the purchase price allocation and, if so, to determine the estimated amounts. If we determine that a pre-acquisition contingency (non-income tax related) is probable in nature and estimable as of the acquisition date, then we will record our best estimate for such a contingency as a part of the preliminary purchase price allocation. We continue to gather information and evaluate any pre-acquisition contingencies throughout the measurement period and we make adjustments as necessary either directly through the purchase price allocation or in our results of operations.

Uncertain tax positions and tax related valuation allowances assumed in connection with a business combination are initially estimated as of the acquisition date. We review these items during the measurement period as we continue to actively seek and collect information relating to facts and circumstances that existed at the acquisition date. Changes to these uncertain tax positions and tax related valuation allowances made subsequent to the measurement period, or if they relate to facts and circumstances that did not exist at the acquisition date, are recorded in our provision for income taxes in the consolidated statements of operations.

Fair Value Measurement of Financial Instruments

We use various valuation techniques and assumptions when measuring fair value of its financial assets and financial liabilities. We utilize market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. The accounting standard establishes a hierarchy that prioritizes fair value measurements based on the types of input used for the various valuation techniques (market approach, income approach and cost approach). The levels of the hierarchy are described below:

Level 1 Inputs — Level 1 includes financial instruments for which quoted market prices for identical instruments are available in active markets.

Level 2 Inputs — Level 2 includes financial instruments for which there are inputs other than quoted prices included within Level 1 that are observable for the instrument such as quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets with insufficient volume or infrequent transactions (less active markets) or model-driven valuations in which significant inputs are observable or can be derived principally from,

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or corroborated by, observable market data, including market interest rate curves, referenced credit spreads and pre-payment rates.

Level 3 Inputs — Level 3 includes financial instruments for which fair value is derived from valuation techniques including pricing models and discounted cash flow models in which one or more significant inputs are unobservable, including our own assumptions. The pricing models incorporate transaction details such as contractual terms, maturity and, in certain instances, timing and amount of future cash flows, as well as assumptions related to liquidity and credit valuation adjustments of marketplace participants.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Patent finance obligations: The fair values are estimated based on the quoted market prices for those or similar instruments or on the current rates offered to us for debt of similar terms.

Derivative financial instruments: The fair value of embedded derivatives is measured using a market approach, based on the difference between the quoted forward exchange rate as of the contract date and quoted forward exchange rate as of the reporting date. The fair value of forward exchange contracts is determined using the quoted forward exchange rates at the reporting date.

Contingent considerations: Contingent consideration is carried at fair value which is calculated using management estimates or, where appropriate, a Monte Carlo simulation model.

Long-term debt: The fair value is estimated based on the quoted market prices for those or similar instruments or on the current rates offered to us for debt of similar terms.

The carrying amount of our other financial assets and liabilities, including cash, accounts receivable, unbilled revenue and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of these items. The fair value of the bank indebtedness and long-term debt approximate the carrying amount since these debt instruments all have floating interest rates.

Derivatives

We use derivative financial instruments to reduce exposure to fluctuation in foreign currency exchange rates. We may enter into foreign exchange contracts to hedge anticipated cash flows denominated in a foreign currency.

We have elected not to apply hedge accounting to derivative contracts; as such, these derivative financial instruments are recorded at fair market value on a recurring basis, with subsequent changes in fair value recorded in other income (expense) during the period of change.

Derivatives are carried at fair value and are reported as assets when they have a positive fair value and as liabilities when they have a negative fair value. Derivatives may also be embedded in other financial instruments. Derivatives embedded in other financial instruments are valued as separate derivatives if they meet the bifurcation criteria of an embedded derivative. Such criteria include that the entire instrument is not marked to market through earnings, the economic characteristics and risks of the embedded contract terms are not clearly and closely related to those of the host contract and the embedded contract terms would meet the definition of a derivative on a stand-alone basis.

Foreign Currency Transactions

Monetary assets and liabilities denominated in foreign currencies are translated into the applicable functional currency of the entity at exchange rates prevailing at the balance sheet date. Revenue and expenses are translated at the average

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rate for the period. The gains and losses from foreign currency denominated transactions are included in foreign exchange gain/loss in the consolidated statement of operations.

Foreign Currency Translation

The consolidated financial statements are presented in U.S. dollars. The functional currency of each subsidiary is the currency of the primary economic environment in which the subsidiary operates. For each subsidiary, assets and liabilities denominated in this functional currency are translated into U.S. dollars at the exchange rates in effect at the balance sheet dates and revenues and expenses are translated at the average exchange rates prevailing during the month of the respective transactions. The effect of foreign currency translation adjustments not affecting net income are included in Shareholders’ equity under the “Cumulative translation adjustment” account as a component of “Accumulated other comprehensive income”.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and highly liquid investments with original terms to maturity at the date of acquisition of less than three months.

Short-Term Investments

Short-term investments are designated as “held to maturity” and accounted for at amortized cost using the effective interest rate method. Short-term investments comprise guaranteed investment certificates with original maturities of one-year or less at the date of investment and their carrying value approximates their fair value.

Restricted Short-Term Investments

Restricted short-term investments are amounts held specifically as collateral for bank guarantees that Quarterhill has entered into for security against potential procedural costs pursuant to a court order regarding patent infringement whereby we are the plaintiff. The bank guarantees total 1,850,000 Euros and are valid until March 28, 2019. They are automatically extended by periods of one year unless either party informs the other party at least sixty days before the current expiry date that they elect not to extend the bank guarantee. The restricted short-term investment acts as collateral should this renewal not take place and/or the requirement for the security and, therefore, the restricted short-term investments, are no longer required by the court.

Accounts Receivable, Net

The accounts receivable balance reflects invoices and is presented net of an allowance for doubtful accounts. The allowance for doubtful accounts represents our best estimate of probable losses that may result from the inability of our customers to make required payments. Reserves are established and maintained against estimated losses based upon historical loss experience, past due accounts, and specific account analysis. We regularly review the level of allowances for doubtful accounts and adjust the level of allowances as needed. Consideration is given to accounts past due as well as other risks in the current portion of the accounts.

Unbilled Revenue

Unbilled Revenue includes unbilled amounts typically resulting from sales under long-term contracts when the cost-to-cost method of revenue recognition is utilized, and revenue recognized exceeds the amount billed to the customer. At any given period-end, a large portion of the balance in this account represents the accumulation of labor, materials and other costs that have not been billed due to timing, whereby the accumulation of each month’s costs and earnings are administratively billed in subsequent months. Also included in the account are amounts that will become billable according to contract terms, which usually require the consideration of the passage of time, achievement of milestones or completion of the project.

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Inventories

Inventories are measured at the lower of cost or net realizable value. The cost of inventories is determined on the weighted average basis. Cost includes the cost of acquired material plus, in the case of manufactured inventories, direct labor applied to the product and the applicable share of manufacturing overhead, including rent expense and depreciation based on normal operating capacity.

Property, Plant and Equipment

Property, plant and equipment is carried at cost less accumulated depreciation and impairment. Depreciation is calculated on the straight-line basis over the estimated useful lives of the assets as follows:

Leasehold improvements	term of the lease
Computer equipment and software	3 years
Furniture and fixtures	5 years
Machinery and equipment	4-7 years
Building	20 years

Intangible Assets

Intangibles consist of patents, developed software, customer relationships and brand associated with various acquisitions.

Patents include patents and patent rights (collectively “patents”) and are carried at cost less accumulated amortization and impairments.

Developed software is initially recorded at fair value based on the present value of the estimated net future income-producing capabilities of software products acquired in acquisitions.

Brand is initially recorded at fair value based on the present value of the estimated net future income-producing capabilities of the asset.

Customer relationships represent acquired customer relationships with customers of the acquired companies and are either based upon contractual or legal rights or are considered separable; that is, capable of being separated from the acquired entity and being sold, transferred, licensed, rented or exchanged. These customer relationships are initially recorded at their fair value based on the present value of expected future cash flows.

Amortization is calculated on a straight-line basis over the estimated useful lives of the intangible assets as follows:

Patents	up to 20 years
Developed Software	5 years
Customer relationship and backlog	7 years
Brand	7 years

We continually evaluate the remaining estimated useful life of our intangible assets being amortized to determine whether events and circumstances warrant a revision to the remaining period of amortization.

Impairment of Long-Lived Assets

We review long-lived assets (“LLA”) such as property and equipment and intangible asset groups for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset or asset group may not be recoverable. These events and circumstances may include significant decreases in the market price of an asset or asset group, significant changes in the extent or manner in which an asset or asset group is being used by us or in our physical

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condition, a significant change in legal factors or in the business climate, a history or forecast of future operating or cash flow losses, significant disposal activity, a significant decline in our Common Share price, a significant decline in revenues or adverse changes in the economic environment.

When indicators of impairment exist, LLA impairment is tested using a two-step process. We perform a cash flow recoverability test as the first step, which involves comparing the estimated undiscounted future cash flows for the asset group to the carrying amount of the asset group. If the net cash flows of the asset group exceed its carrying amount, then the asset group is not considered to be impaired. If the carrying amount of the asset group exceeds the net cash flows, there is an indication of potential impairment and the second step of the LLA impairment test is performed to measure the impairment amount. The second step involves determining the fair value of the asset group. Fair value is determined using valuation techniques that are in accordance with GAAP, including the market approach, income approach and cost approach. If the carrying amount of the asset group exceeds its fair value, then the excess represents the maximum amount of potential impairment that will be allocated to the asset group, with the limitation that the carrying value of each asset cannot be reduced to a value lower than that of its fair value. The total impairment amount allocated is recognized as a non-cash impairment loss.

Investment in Joint Venture

The equity method is used to account for investments in joint ventures and certain other non-controlled entities when we have the ability to exercise significant influence over operating and financial policies of the investee, even though the investor holds 50% (joint control) or less of the voting common shares. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses and other changes in equity of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

Goodwill

Goodwill is recorded as at the date of the business combination and represents the excess of the purchase price of acquired businesses over the fair value assigned to identifiable assets acquired and liabilities assumed.

Goodwill is tested for impairment at the reporting unit level by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying value. The qualitative assessment considers the following factors: macroeconomic conditions, industry and market considerations, cost factors, overall company financial performance, events affecting the reporting unit and changes in Quarterhill’s fair value. If the reporting unit does not pass the qualitative assessment, we carry out a quantitative test for impairment of goodwill. This is done by comparing the fair value of the reporting unit with the carrying value of its net assets. If the fair value of the reporting unit is greater than its carrying value, no impairment results. If the fair value of the reporting unit is less than its carrying value, an impairment loss would be recognized in the consolidated statements of operations in an amount equal to that difference, limited to the total amount of goodwill allocated to that reporting unit. We have three reporting units which are also the same as our financial segments.

Deferred Revenue

Deferred revenue is comprised of cash collected from customers and billings to customers on contracts in advance of work performed, advance payments negotiated as a contract condition, including billings in excess of costs and estimated earning on uncompleted contracts. We record provisions for estimated losses on uncompleted contracts in the period in which such losses become known.  The cumulative effects of revisions to contract revenues and estimated completion costs are recorded in the accounting period in which the amounts become evident and can be reasonably estimated. These revisions can include such items as the effects of change orders and claims, warranty claims, liquidated damages or other contractual penalties and adjustments for contract closeout settlements.

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Revenue Recognition

We recognize revenue when control of the promised goods or services is transferred to customers at an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The following paragraphs describe the specific revenue recognition policies for each of our significant types of revenue by segment.

Licensing segment

Patent licenses are considered licenses to functional intellectual property. Patents, underlying highly functional items, are considered functional intellectual property (“IP”). Licenses to functional IP are considered satisfied at a point in time (i.e. when the license becomes effective) and all the revenue is recognized at that point in time. Payment is either due immediately or within 30 days. The one exception to this guidance is related to revenue generated from sales or usage-based royalties promised in exchange for a license of IP.  Customers generally report their royalty obligations one quarter in arrears and accordingly, we estimate the expected royalties to be reported for an accounting period, with a true up to the actual royalties reported in the following financial reporting period. Payment is due upon submission of the royalty report.

Intelligent systems segment

Contracted Projects

The majority of sales of integrated systems are delivered as contracted projects that span a time period of less than 1 year to more than 5 years. Governments and private enterprises control all of the work in progress as the ITS Industry systems are being developed and installed. Our contract types include fixed price and time and materials contracts.  Contract revenue includes amounts expected to be received in exchange for the good or services plus any contract amendments that are expected to be received.  Payment terms are based on completion of milestones throughout the project life for fixed price contracts and monthly for time and materials projects.

Many of these projects have distinct performance obligations typically encompassing one or more of the following:  installation, maintenance, and warranty. A contract’s transaction price is allocated to each distinct performance obligation using the best estimate of the standalone selling price of each distinct good or service in the contract. The primary method used to estimate standalone selling price is the expected cost plus margin approach. Revenue is recognized when or as the performance obligation is satisfied.

Revenue for fixed price contracts is recognized over time using the cost-to-cost input method. Because control is transferred over time, revenue is recognized based on the extent of progress towards completion of the performance obligation. We review and updates the contract related estimates regularly. Determining the contract costs and estimates to complete requires significant judgement.  Adjustments are recognized in profit on contracts under the cumulative catch-up method in the period the adjustment is identified. If we anticipate the estimated remaining costs to completion will exceed the value allocated to the performance obligation, the resulting loss will be recognized immediately.

For time and materials contracts, labor and material rates are established within the contract. Revenues from time and materials contracts are recognized progressively on the basis of costs incurred during the period plus the estimated margin earned.

Maintenance Revenue

Maintenance revenue from the Intelligent systems segment are considered recurring revenues. These service contracts are typically time and materials but some are fixed price. Revenues are earned similar to contracted projects discussed above. Services are billed on a monthly basis and collected shortly thereafter.

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Product Sales

Product sales revenue is recognized when control transfers to the customer which depends on the individual terms which can vary between when the product leaves our warehouse and when it is received at the customer’s warehouse.  For some international shipments, when the buyer has no right of return, transfer occurs upon loading the goods onto the relevant carrier at the port of the seller. Customers are billed when transfer of control occurs and payments are typically due within 30 days.

Enterprise Software Segment

Software Licenses

The Enterprise software segment provides bolt-on software products to enhance ERP-based asset maintenance systems. These software licenses contain up to five separate performance obligations: the license, implementation services, training services, post-contract customer support (“PCS”) and enhancement of software.  Customers obtain access to licenses through online software and each additional component is added incrementally at the stand-alone market price which represents the price allocated to each performance obligation. Payment for licenses and services is received prior to delivery of product code for software or software keys for PCS.

When selling the licensed software, we are providing the customer with the right to use its intellectual property and do not provide significant modifications or updates, therefore revenue is recognized at the point in time when the customer gains control of the license, typically at contract inception.

Implementation and training services, PCS and enhancement of software are recognized over time based on time lapsed as this best represents the value transferred to the customer based on the specifications for each within the contract.

Research and Development

Research costs are charged to expense in the periods in which they are incurred. Software development costs are deferred and amortized when technological feasibility has been established, or otherwise are expensed as incurred.

Warranties

We record the estimated costs of product warranties at the time revenue is recognized. Warranty obligation arises from our having to replace goods and/or services that have failed to meet required customer specifications due to breakdown or error related to product or workmanship. Our warranty obligation is affected by product failure rates, differences in warranty periods, regulatory developments with respect to warranty obligations in the countries in which we carry on business, freight expense, and material usage and other related repair costs.

Our estimates of costs are based upon historical experience and expectations of future return rates and unit warranty repair costs. If we experience increased or decreased warranty activity or increased or decreased costs associated with servicing those obligations, then revisions to the estimated warranty liability would be recognized in the reporting period when such revisions are made.

Capitalized Contract Costs

As part of obtaining contacts with certain customers, we incur upfront costs such as sales commissions. We expense these sales commissions when incurred because the amortization period generally would have been one year or less. In addition, sales commissions have historically not been a significant expense and are not contemplated to be significant in the future. Sales commissions are recorded in selling, general and administrative expenses in the Consolidated Statements of Operations.

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Advertising Costs

We expense all advertising costs as incurred. These costs are included in selling, general and administrative costs.

Financing Costs

Financing costs are comprised of borrowing cost to the extent applicable, foreign currency gains and losses on the translation of foreign-denominated borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets and financial liabilities at fair value through profit or loss, gains and losses on hedging instruments recognized through profit and loss, if any.

Leases

Operating lease payments are recognized as selling, general and administrative expenses on a straight‑line basis over the lease term.

If lease incentives are received to enter into operating leases, such incentives are recognized as a liability. The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight‑line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

Computation of Earnings (Loss) Per Common Share

Basic earnings/loss per Common Share is computed using the weighted average number of Common Shares outstanding during the year. Diluted earnings/loss per Common Share are computed using the treasury stock method.

Business Segment Information

ASC Topic 280, “Segment Reporting” (“Topic 280”), establishes standards for reporting, by public business enterprises, information about operating segments, products and services, geographic areas, and major customers. The method of determining what information, under Topic 280, to report is based on the way that an entity organizes operating segments for making operational decisions and how the entity’s management and chief operating decision maker assess an entity’s financial performance.

Income Taxes, Deferred Taxes and Investment Tax Credits

We use the liability method of accounting for income taxes. Deferred income tax assets and liabilities are determined based on the difference between the accounting and tax bases of the assets and liabilities and measured using the enacted tax rates that are expected to be in effect when the differences are estimated to be reversed. In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The realization of deferred income tax assets is dependent upon the generation of sufficient future taxable income during the periods prior to the expiration of the associated tax attributes.

We are also engaged in scientific research and experimental development giving rise to investment tax credits that may be available to reduce future taxes payable in certain jurisdictions. In calculating income taxes and investment tax credits, consideration is given to factors such as current and future tax rates in the different jurisdictions, non-deductible expenses, qualifying expenditures and changes in tax law. In addition, management makes judgments on our ability to realize deferred taxes and investment tax credits reported as assets based on their estimations of amounts and timing of future taxable income and future cash flows in the related jurisdiction.

Future Accounting Pronouncements

Leases

In February 2016, the FASB issued ASU 2016-2, “Leases” and issued subsequent amendments to the initial guidance during 2018 (collectively, “Topic 842”). The guidance requires companies to include lease obligations in their balance

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sheets, including a dual approach for lessee accounting under which a lessee would account for leases as finance leases or operating leases. Both finance leases and operating leases will result in the lessee recognizing a right-of-use (“ROU”) asset and a corresponding lease liability. For finance leases the lessee would recognize interest expense and amortization of the ROU asset, and for operating leases, the lessee would recognize a straight-line total lease expense. Topic 842 can be applied either (i) retrospectively to each prior reporting period presented with the option to elect certain practical expedients; or (ii) retrospectively with the cumulative effect recognized at the date of initial application and requiring certain additional disclosures (the “cumulative effect approach”).  The guidance is effective for interim and annual periods beginning after December 15, 2018, with earlier adoption permitted.  We expect to recognize operating lease liabilities of $4,306 with corresponding ROU assets of the same amount based on the present value of the remaining lease payments of the respective lease terms. The new standard is not expected to have a material impact on our results of operations or cash flows. We intend on adopting the standard on a modified retrospective basis in the first quarter of 2019.

Credit Losses on Financial Instruments

In June 2016, FASB issued Accounting Standards Update (ASU) 2016-13 “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (ASU 2016-13), which requires measurement and recognition of expected credit losses for financial assets held. ASU 2016-13 is effective for us in the first quarter of our fiscal year ending December 31, 2021, with earlier adoption permitted beginning in the first quarter of our fiscal year ending December 31, 2020. We are currently assessing the impact of this new standard.

Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income

In February 2018 ASB issued ASU 2018-02 “Income Statement – Reporting Comprehensive Income (Topic 220)” that gives companies the option to reclassify stranded tax effects resulting from the newly enacted Tax Cuts and Jobs Act (TCJA) from accumulated other comprehensive income (AOCI) to retained earnings. A company will need to disclose if it elects not to adopt the ASU. The ASU will be effective for fiscal years beginning after December 15, 2018 and interim periods within the fiscal year. Early adoption will be permitted, including adoption in any interim period, for financial statements that have not yet been issued or made available for issuance. Entities will have the option to apply the amendments retrospectively or to record the reclassification as of the beginning of the period of adoption. We are currently assessing the impact of this new standard.

Share-based payment awards

In June 2018, the FASB issued ASU 2018-07 – Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. The guidance largely aligns the accounting for share-based payment awards issued to employees and non-employees. Under previous GAAP, the accounting for non-employee share-based payments differed from that applied to employee awards, particularly with regard to the measurement date and the impact of performance conditions. Under the new guidance, the existing employee guidance will apply to nonemployee share-based transactions (as long as the transaction is not effectively a form of financing), with the exception of specific guidance related to the attribution of compensation cost. The cost of nonemployee awards will continue to be recorded as if the grantor had paid cash for the goods or services. In addition, the contractual term will be able to be used in lieu of an expected term in the option-pricing model for nonemployee awards. The ASU is effective for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. We are currently assessing the impact of this new standard.

Fair Value Measurement

In August 2018 the FASB issued Accounting Standards Update 2018-13 “Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement” that has been issued as part of the FASB’s disclosure framework project.  The amendments in this update modify the disclosure requirements on fair value measurement based on concepts in the FASB Concept Statement, Conceptual Framework for Financial Reporting – Chapter

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8: Notes to Financial Statements and are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. We are currently assessing the impact of this new standard.

Intangibles – Goodwill and Other- Internal-Use Software

In August 2018 the FASB issued Accounting Standards Update 2018-15 – Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract that provides guidance on a customer’s accounting for implementation, set-up, and other upfront costs incurred in a cloud computing arrangement that is hosted by the vendor, i.e. a service contract. Under the new guidance, customers will apply the same criteria for capitalizing implementation costs as they would for an arrangement that has a software license.  The new guidance also prescribes the balance sheet, income statement, and cash flow classification of the capitalized implementation costs and related amortization expense and requires additional quantitative and qualitative disclosures. The ASU is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years. We are currently assessing the impact of this new standard.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

All control systems, no matter how well designed, have inherent limitations. Accordingly, even disclosure controls and procedures and internal controls over financial reporting determined to be effective can only provide reasonable assurance of achieving their control objectives with respect to financial statement preparation and presentation.

Disclosure Controls and Procedures

Our management, under the supervision of our Chief Executive Officer and our Chief Financial Officer, is responsible for establishing and maintaining disclosure controls and procedures (as defined by the SEC in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) for Quarterhill to ensure that material information relating to us, including our consolidated subsidiaries, that is required to be made known to our Chief Executive Officer and our Chief Financial Officer by others within Quarterhill and disclosed by us in reports filed or furnished by us under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, to allow timely decisions regarding required disclosure.

We, including our Chief Executive Officer and our Chief Financial Officer, have evaluated the effectiveness of Quarterhill’s disclosure controls and procedures as of December 31, 2018 and have concluded that our disclosure controls and procedures were effective as of December 31, 2018.

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Management’s Annual Report on Internal Control Over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and our Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over Quarterhill’s financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

We, including our Chief Executive Officer and our Chief Financial Officer, have assessed the effectiveness of Quarterhill’s internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, we, including our Chief Executive Officer and our Chief Financial Officer, have determined that Quarterhill’s internal control over financial reporting was effective as at December 31, 2018. Additionally, based on our assessment, we determined that there were no material weaknesses in our internal control over financial reporting as at December 31, 2018.

The effectiveness of our internal control over financial reporting as at December 31, 2018 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report on the audited consolidated financial statements for December 31, 2018.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2018, there were no significant changes in Quarterhill’s internal control over financial reporting, or any other factors that could significantly affect such internal control, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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Quarterhill Inc.

30 Duke Street West, Suite 604

Kitchener, ON Canada

N2H 3W5

Tel:	1.613.688.1688
Fax:	1.613.688.4894
www.quarterhill.com